The information contained in this preliminary prospectus supplement is not complete and may be changed. This preliminary prospectus supplement is not an offer to sell these securities, and we are not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Subject to Completion
Preliminary Prospectus Supplement dated November 8, 2011

Filed Pursuant to Rule 424(b)(5)
Registration No. 333-171053

PROSPECTUS SUPPLEMENT

(To prospectus dated January 5, 2011)

5,000,000 Shares

ALLOT COMMUNICATIONS LTD.

Ordinary Shares

We are offering 5,000,000 of our ordinary shares. Our ordinary shares trade on the NASDAQ Global Select Market under the symbol “ALLT” and on the Tel Aviv Stock Exchange under the symbol “ALLT.” On November 7, 2011, the last sale price of the ordinary shares as reported on the NASDAQ Global Select Market was $15.29 per share.

Investing in these securities involves certain risks. Please carefully consider the “Risk Factors” beginning on page S-12 of this prospectus supplement, on page 2 of the accompanying prospectus and in the documents incorporated by reference.

	Per Share	Total
Public offering price	$	$
Underwriting discount	$	$
Proceeds, before expenses, to us	$	$

The underwriters may also purchase up to an additional 750,000 ordinary shares from us at the public offering price, less underwriting discounts and commissions, within 30 days from the date of this prospectus supplement to cover overallotments, if any.

None of the Securities and Exchange Commission, the Israeli Securities Authority or any state securities commission has approved or disapproved of the securities being offered by this prospectus supplement or accompanying prospectus, or determined if this prospectus supplement or accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The ordinary shares will be ready for delivery on or about          , 2011.

Joint Book-Running Managers

BofA Merrill Lynch

Jefferies	RBC Capital Markets

Lead Manager

Oppenheimer & Co.

Co-Manager

Wunderlich Securities

The date of this prospectus supplement is          , 2011.

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ABOUT THIS PROSPECTUS SUPPLEMENT

This prospectus supplement and the accompanying prospectus are part of a registration statement that we filed with the Securities and Exchange Commission, or SEC, utilizing a “shelf” registration process. The document is in two parts. The first part is the prospectus supplement, which describes the specific terms of this offering. The second part is the prospectus, which provides more general information about securities we may offer from time to time, some of which may not apply to this offering. Generally, when we refer to this prospectus, we are referring to both parts of this document combined. We urge you to carefully read this prospectus supplement and the prospectus, and the documents incorporated by reference herein and therein, before buying any of the securities being offered under this prospectus supplement. This prospectus supplement may add or update information contained in the prospectus and the documents incorporated by reference therein. To the extent that any statement we make in this prospectus supplement is inconsistent with statements made in the accompanying prospectus or any documents incorporated by reference therein that were filed before the date of this prospectus supplement, the statements made in this prospectus supplement will be deemed to modify or supersede those made in the accompanying prospectus and such documents incorporated by reference therein.

You should rely only on the information contained or incorporated by reference in this prospectus supplement and the accompanying prospectus, or contained in any free writing prospectus prepared by or on our behalf. We have not, and the underwriters have not, authorized anyone to provide you with different information. The distribution of this prospectus supplement and sale of these securities in certain jurisdictions may be restricted by law. We are not making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. This prospectus supplement and the accompanying prospectus are not, and under no circumstances are to be construed as an advertisement or a public offering of securities in Israel. Any public offer or sale of securities in Israel may be made only in accordance with the Israeli Securities Law-1968 (which requires, among others, the filing of a prospectus in Israel or an exemption therefrom). Persons in possession of this prospectus supplement or the accompanying prospectus are required to inform themselves about and observe any such restrictions. You should assume that the information appearing in this prospectus supplement, the accompanying prospectus and the documents incorporated by reference in this prospectus supplement and the accompanying prospectus, and in any free writing prospectus that we have authorized for use in connection with this offering, is accurate only as of the date of those respective documents.

Unless otherwise mentioned or unless the context requires otherwise, all references in this prospectus supplement or prospectus to “the Company,” “we,” “us,” “our” and “Allot Communications” refer to Allot Communications Ltd., as incorporated under the laws of the State of Israel.

FORWARD-LOOKING STATEMENTS

This prospectus supplement, the accompanying prospectus and the documents incorporated by reference herein and therein contain forward-looking statements which involve known and unknown risks and uncertainties. We include this notice for the express purpose of permitting us to obtain the protections of the safe harbor provided by the Private Securities Litigation Reform Act of 1995 with respect to all such forward-looking statements. Examples of forward-looking statements include: projections of capital expenditures, competitive pressures, revenues, growth prospects, product development, financial resources and other financial matters. You can identify these and other forward-looking statements by the use of words such as “may,” “plans,” “expects,” “anticipates,” “believes,” “estimates,” “predicts,” “intends,” “potential” or the negative of such terms, or other comparable terminology.

Our ability to predict the results of our operations or the effects of various events on our operating results is inherently uncertain. Therefore, we caution you to consider carefully the matters described under the caption “Risk Factors” and certain other matters discussed in this prospectus supplement, the accompanying prospectus and the documents incorporated by reference in any of the foregoing, and other publicly available sources. Such factors and many other factors which are beyond the control of our management could cause our actual results, performance or achievements to be materially different from any future results, performance or achievements that may be expressed or implied by the forward-looking statements. Unless we are required to do so under U.S. federal securities laws or other applicable laws, we do not intend to update or revise any forward-looking statements.

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PROSPECTUS SUPPLEMENT SUMMARY

This summary is not complete and does not contain all of the information that you should consider before investing in the securities offered by this prospectus supplement. You should read this summary together with the entire prospectus supplement and the accompanying prospectus, including our financial statements, the notes to those financial statements and the other documents that are incorporated by reference in this prospectus supplement and the accompanying prospectus, before making an investment decision. See “Risk Factors” beginning on page S-12 of this prospectus supplement for a discussion of the risks involved in investing in our securities.

Our Business

We are a leading provider of intelligent Internet Protocol (IP) service optimization, monetization and personalization solutions for mobile, fixed and wireless broadband service providers and enterprises. Demand from users for faster and more reliable access to the Internet, an increase in the number and complexity of broadband applications, and growth in mobile data-enhanced smart phones have resulted in the rapid proliferation of broadband access networks in recent years. Our portfolio of hardware platforms and software applications uses our proprietary deep packet inspection (DPI) technology, which we refer to as Dynamic Actionable Recognition Technology, or DART, to transform broadband connections or pipes into smart networks that can manage data traffic efficiently and rapidly deploy value-added services. The resulting intelligent, content-aware broadband networks enable our customers to accurately monitor and manage IP traffic per application, subscriber, network topology and device.

We have a global, diversified end-customer base consisting primarily of mobile and fixed service providers, cable operators, private networks, data centers, governments and enterprises, such as financial and educational institutions. Our scalable, carrier-grade solutions integrate capabilities that allow our customers to optimize the delivery and performance of over-the-top applications and services, monetize network utilization through value-added service deployment, real-time metering and application-aware charging models and personalize the user experience through service tiering and differentiation. We derive a significant and growing portion of our revenue from direct sales to large mobile and fixed-line service providers. We generate the remainder of our revenue through a select and well-developed network of channel partners, generally consisting of distributors, resellers, original equipment manufacturers (OEMs) and system integrators all of whom purchase products from us upon receiving orders from end-customers and who are responsible for installing and providing initial customer support for our products. In 2010, we derived 60% of our revenues from Europe, the Middle East and Africa, 22% from Asia and Oceania and 18% from the Americas.

We generated revenues of $57.0 million in 2010, representing a 36% increase over the prior year, and revenues of $55.7 million for the nine months ended September 30, 2011, representing an increase of 37% over the same period in the prior year. We derived 30% and 17% of our revenues in 2010 and in the nine months ended September 30, 2011, respectively, from one global Tier 1 mobile operator group. Our adjusted net income, which excludes share-based compensation expense, other non-cash expenses and expenses associated with the write-down of auction rate securities, was $4.1 million in 2010 (compared to an adjusted net loss of $1.3 million in the prior year) and was $8.3 million for the nine months ended September 30, 2011 representing a 277% increase over the same period in the prior year. See “— Summary Consolidated Historical Financial Data” for a reconciliation of adjusted net income to net income.

Market Opportunity

We believe that the following market trends and challenges are driving the adoption of intelligent IP service optimization, monetization and personalization solutions:

•	Growth in data traffic in mobile broadband networks. The mobile data market is expanding rapidly due to the adoption of smartphones and tablets, and the use of modems in laptop computers. According to the Cisco Visual Networking Index Global Mobile Data Traffic Forecast Update for 2010 – 2015, global mobile data traffic grew 2.6-fold in 2010, nearly tripling for the third year in a row, and is expected to increase 26-fold by 2015. Additionally, according to that Forecast Update, the average smartphone is expected to generate 1.3 gigabytes of traffic per month in 2015, a 16-fold increase over the 2010 average of 79 megabytes per month. It is becoming increasingly apparent that unmanaged 3G, and even 4G mobile networks, will not be able to effectively cope with the rising tide of data traffic unless service providers implement intelligent bandwidth management solutions. At the same time, the cost of expanding mobile bandwidth at the access point, or the Gateway General Packet Radio Service Support Node (GGSN) in mobile networks, is significantly higher than in wireline networks. In addition, as capacity in mobile networks increases and more complex applications are introduced to the market, smartphone users will likely have increased expectations with respect to network speed and performance.
•	The challenge of aligning growth in network use to growth in revenue and rising demand for the ability to offer premium and differentiated services. Applications such as video streaming, video conferencing and gaming require large amounts of bandwidth compared to traditional applications, such as email and web-browsing. Video streaming, video conferencing, gaming and voice-over-IP (VoIP) are highly sensitive to network delays, thereby increasing the cost of maintaining network performance. According to data collected by us from our customers, VoIP and instant messaging along with video streaming were the fastest growing application types by bandwidth consumed in the first six months of 2011 within the monitored networks, with VoIP and instant messaging together showing 101% growth and video streaming showing 93% growth. Furthermore, without the tools to analyze and manage applications on their networks, service providers can only offer their subscribers undifferentiated connectivity for a flat fee, regardless of the type of application, its importance to the subscriber and level of usage. To address these issues, service providers have begun offering tiered service plans based on the willingness of subscribers to pay premium rates for guaranteed delivery and upgraded quality of service. To offer premium services and guaranteed service levels, however, service providers need to be able to identify, control and protect a variety of network applications and optimize the way they utilize available bandwidth in order to support increased capacity. By offering such tiered services and charging subscribers according to the value of these services, service providers can capitalize on the revenue enhancement opportunities presented by different broadband applications and their use of the network.
•	The challenge of implementing complex intelligent networks. Service providers and enterprises are seeking to transform generic access broadband networks into intelligent broadband networks. The ability to identify different network applications and enforce usage and charging policies plays a major role in intelligent network management, allowing service providers to optimize bandwidth usage and reduce operational costs, while maintaining high quality of service. Application designers are employing increasingly sophisticated methods to avoid detection by network operators who desire to manage network use. Traditional network infrastructure devices, such as switches and routers, can perform only a very limited examination of packets, rather than the granular visibility and dynamic control over application and subscriber usage throughout the network sought by service providers.
•	Increasing enterprise demand for visibility and delivery of mission-critical applications. The proliferation of network applications presents significant challenges for enterprises operating wide-area networks. Enterprises have become increasingly dependent on broadband Internet and Intranet access, as content distribution between partners and customers, employee remote access and VoIP has become common. Email, customer relationship management and other online transactional and business applications are critical to enterprise operations. In order to guarantee the performance of these mission-critical applications and to reduce infrastructure expenses, enterprises seek solutions to prioritize and control the traffic on their networks. We also believe the enterprise market will increasingly seek solutions such as ours as cloud computing is adopted and enterprises focus less on the accumulation of applications and resources and more on the efficient and reliable transfer of data to and from applications and resources in the cloud.

Our Solutions

Our solutions incorporate carrier-class, high-performance traffic management platforms with DART technology complemented by a growing, fully-integrated portfolio of value-added network and subscriber services. Our solutions help our customers reduce network costs and increase available network capacity by optimizing the way applications and subscribers utilize bandwidth resources. They also help our customers increase revenues by monetizing actual network usage and personalizing the service plans offered to subscribers.

Products and Services

DART is at the core of every Allot product and employs DPI and proprietary algorithms to identify subscriber-application traffic, network topology traffic (such as traffic volume from a particular radio mobile access cell or on a particular backhaul link) and the device in use. DART gives network providers the ability to act upon this data by mapping these elements directly into granular traffic management and charging policies. As a result, network operators can actively regulate bandwidth consumption and service delivery based on network conditions and charge for use based on subscriber profiles and tiered service level agreements.

•	Traffic management systems. Our traffic management systems consist of the Allot Service Gateway platforms and the Allot NetEnforcer devices:
•	Allot Service Gateway. The Allot Service Gateway is a carrier-grade, highly scalable line of DPI-based platforms for broadband optimization and revenue generation in fixed and mobile networks as well as large enterprises. It provides traffic prioritization, quality of service, optimization, filtering (including parental control), security threat blocking and media caching for both real-time and offline usage-based charging. Our Service Gateway reduces the cost of deploying new services and increases operational efficiency by enabling service providers to deploy multiple services through a single multi-purpose platform, and manages all services using the same policy control rules and management application. Our Service Gateway platforms provide built-in compatibility with 3G, 4G, Long Term Evolution (LTE) and converged network environments, and can be managed through our NetXplorer centralized management software. With up to 160 gigabits per second (Gbps) of throughput in a single platform, our Service Gateway enables operators to manage high-speed broadband performance, to control infrastructure and operating costs and to generate new revenue streams through the deployment of value-added network and subscriber services.
•	Allot NetEnforcer. The Allot NetEnforcer is a scalable line of traffic management devices designed to inspect, monitor and manage network traffic by both application and end-user at speeds ranging from 200 megabits per second (Mbps) to 30 Gbps. These devices provide real-time monitoring, policy enforcement and traffic steering to value added services, thereby helping operators control bandwidth usage while improving the quality of experience for network users.
•	Allot NetXplorer. The Allot NetXplorer is the management umbrella for the Allot Service Gateway platforms and the NetEnforcer devices. It provides a central vantage point for network-wide monitoring, reporting, alerting, accounting and quality of service policy provisioning. The Allot NetXplorer contains an intuitive graphical user interface that paints a consolidated picture of application, user and topology traffic, as well as a wide variety of real-time and historical reports that enable service providers to easily drill-down to the granular traffic data, including application and subscriber.
•	Subscriber Management Platform. The Allot Subscriber Management Platform (SMP) is a scalable system that enables the centralized creation, provisioning, management and charging of subscriber-centric services, which allows for personalization of broadband offerings and maximization of revenues. Our SMP operates seamlessly with our traffic management systems and our NetXplorer management system, which provides per-subscriber visibility and policy control to help service providers rapidly create and deploy personalized, tiered service plans, including different quality of service agreements and quota-based plans that meter, control and charge for individual use of bandwidth resources in real-time. Our SMP integrates with operator online and offline charging systems and policy provisioning systems to enable end-to-end solutions for subscriber traffic reporting, management and policy control and charging. This capability facilitates innovative service packaging and pricing based on individual subscriber demand and preference, which in turn, helps service providers differentiate their service offerings, reduce churn and increase average revenue per user.
•	Allot value-added subscriber services. Our subscriber services consist of a growing portfolio of value-added services that are fully integrated with our platforms. Currently, our portfolio of value-added subscriber services includes Allot ServiceProtector, Allot MediaSwift and Allot Websafe. Allot ServiceProtector is an attack detection and mitigation service that protects commercial networks against Denial of Service attacks, Zero Day attacks, worms, zombie and spambot behavior. Our ServiceProtector helps service providers avoid domain name system blacklisting and maintain network integrity and availability. Allot MediaSwift is a carrier-class media caching and video acceleration service that reduces the costs associated with the delivery of over-the-top video content and file sharing, while ensuring high quality of experience. Allot MediaSwift also facilitates the creation of personalized broadband service packages that can enhance subscriber satisfaction and service provider revenue. Allot WebSafe is a uniform resource locator (URL) filtering service that blocks access to blacklisted websites and assists operators in complying with emerging legislation surrounding the distribution of illegal content on the Internet.

Our Competitive Strengths

Our competitive strengths include the following:

•	Market-leading core technology. We believe our focus on developing the most efficient and accurate means of inspecting network traffic, combined with our extensive database of algorithms and signatures that identify network applications, provide us with a significant competitive advantage. In particular, DART integrates our expertise in DPI and policy enforcement into a highly effective technology toolkit for managing bandwidth consumption and service performance in broadband networks. DART is at the core of our intelligent IP service optimization, monetization and personalization solutions and plays a key role in helping service providers reduce network costs and ensure that the data-usage needs and expectations of subscribers are met. We believe that our new Allot Service Gateway Sigma E is the only DPI platform that can inspect traffic at 160 Gbps in a single unit.
•	Broad product portfolio tailored to network convergence. We believe that our broad range of products meets the needs of small, midsize and large service providers, allowing us to serve a wider range of profitable markets than our competitors. We designed our standalone solutions to allow for easy deployment, seamless interoperability and less disruption to existing networks as opposed to embedded solutions, which require changes or upgrades to expensive network infrastructure, such as the mobile network’s GGSN. Our standalone solutions can be easily upgraded to respond to new applications as well as rapid changes in the behaviour of existing applications. Our standalone solutions also give our customers the flexibility to choose any infrastructure equipment vendor and, in many cases, to deploy a single traffic management and/or policy control and charging solution that is network-convergence ready and easily integrates with other-vendor products in both fixed and mobile networks.
•	Intelligent policy control and charging in a standalone solution. To remain competitive in the dynamic mobile broadband environment, mobile operators must maximize infrastructure investments while more effectively managing network use. Intelligent Policy and Charging Enforcement Function (PCEF) solutions provide a policy management vehicle for 3G, High Speed Packet Access (HSPA), 4G and LTE networks to achieve these goals. Our standalone intelligent PCEF solution, the Allot Service Gateway, comprises a dedicated, in-line network element that integrates seamlessly with operators’ policy charging and rules function (PCRF). We believe that our standalone PCEF architecture gives us a compelling advantage over competing solutions in which DPI capability is embedded in an existing network element because it employs DPI to identify subscriber-application traffic that enables real time policy-based enforcement actions (including online and offline charging and traffic steering to various network and subscriber services). Our standalone PCEF architecture offers service providers high performance levels, scalability, the ability to constitute a single point for policy enforcement and online charging across any type of access in converged networks. Our Service Gateway also offers service providers the ability to steer subscriber-application traffic in real time to a variety of value-added services such as video optimization, media caching and URL filtering.
•	Modular, integrated value-added services drive end-customer revenues. Our growing portfolio of value-added network and subscriber service solutions help mobile and fixed broadband service providers drive revenue through service differentiation. Our value-added services are integrated into the Allot Service Gateway platform through modular blades that can be purchased and deployed as service requirements increase, eliminating the need for service providers to purchase any additional hardware. The granular visibility, dynamic policy enforcement and traffic steering capabilities of our Service Gateway platforms and our NetEnforcer devices allow individual traffic flows to be directed in real-time to one or more service applications based on subscriber service plan. Our ability to host value-added network and subscriber services in the platform greatly reduces the complexity and cost of new service deployment and increases operational efficiency. Our open, standards-based platforms also facilitate rapid and trouble-free integration of third-party network and subscriber services.

Our Growth Strategies

Our goal is to be the leading provider of intelligent IP service optimization and revenue generation solutions for fixed and mobile service providers and high-end enterprises. Our rich portfolio of solutions allows us to transform broadband pipes into smart networks that can rapidly and efficiently deploy value-added services for both networks and subscribers. Our scalable, carrier-grade solutions provide the visibility, network topology awareness, security, application control and subscriber management that are vital to effectively manage Internet service delivery, enhance user experience and quality of service, contain operating costs and maximize revenue in broadband and mobile networks.

Our strategies to achieve this goal include the following:

•	Further our technological advantage. We intend to continue investing in the development of market leading broadband service optimization technologies and new broadband applications and services. Our newest product, the Service Gateway Sigma E platform, which is designed to support up to 160 Gbps of full performance throughput rates, utilizes open platforms such as Advanced Telecom Computing Architecture standards that better enable the integration of additional third-party services. We also actively participate in the 3rd Generation Partnership Project (3GPP) of the International Mobile Standards Organization and lead related development activities in the current and future releases of standards.
•	Focus on mobile operators and converged networks. We plan to continue to target mobile operators as they launch broadband internet services primarily using HSPA and LTE technologies. These deployments often involve a converged network of both mobile and fixed technologies, such as DSL. We believe that sales to these customers are more likely to result in sustained demand for our Service Gateway Sigma E platform as their networks grow. We intend to supplement these efforts by expanding our relationships with system integrators and OEMs who have existing relationships with larger service providers.
•	Continue to expand our sales and marketing activities. We intend to expand our world-wide sales and marketing teams to further service large, medium and small-sized service providers and high-end enterprises, including in the government and education sectors. We will seek to continue to establish relationships with key, leading-edge service providers, which we believe will give us early insights into market needs, trends and requirements. We will also continue to seek channel partners in new geographic territories as well as strengthen our relationships in countries where we already have an established presence.

Corporate Information

We are incorporated under the laws of the State of Israel. Our principal executive offices are located at 22 Hanagar Street, Neve Ne’eman Industrial Zone B, Hod-Hasharon 45240, Israel, and our telephone number is +972 (9) 761-9200. Our website address is www.allot.com. The information on our website does not constitute part of this prospectus. Our agent in the United States is our subsidiary, Allot Communications, Inc. The address of Allot Communications, Inc. is 300 Trade Center, Suite 4680, Woburn, Massachusetts 01801, United States.

The Offering

Ordinary shares offered by us
5,000,000 ordinary shares (or 5,750,000 ordinary shares if the underwriters exercise their option to purchase additional shares in full).
Ordinary shares outstanding immediately following this offering
29,421,911 ordinary shares (or 30,171,911 ordinary shares if the underwriters exercise their option to purchase additional shares in full).
Use of proceeds
We estimate that the net proceeds from this offering, after deducting underwriting discounts and commissions and estimated expenses relating to this offering payable by us, will total $72.0 million. This amount is based on an assumed public offering price of $15.29 per share, the last reported sale price of our ordinary shares on the NASDAQ Global Select Market on November 7, 2011. We intend to use the net proceeds from this offering for general corporate purposes, including working capital and potential acquisitions. We do not currently have any acquisitions or investments planned. See “Use of Proceeds.”
NASDAQ Global Select Market and TASE symbol
“ALLT”
Risk factors
See “Risk Factors” beginning on page S-12 of this prospectus supplement and beginning on page 2 of the accompanying prospectus for a discussion of factors you should carefully consider before deciding to invest in our ordinary shares.

The number of our ordinary shares to be outstanding immediately after the closing of this offering is based on 24,421,911 ordinary shares outstanding as of September 30, 2011 and excludes, as of that date:

•	3,231,122 ordinary shares issuable upon the exercise of outstanding stock options as of September 30, 2011 at a weighted average exercise price of $5.47 per share;
•	850 ordinary shares issuable upon the vesting and settlement of restricted stock units; and
•	421,431 ordinary shares available for future grant under our 2006 Incentive Compensation Plan.

Unless specifically stated, the information in this prospectus supplement does not take into account the exercise of the underwriters’ option to purchase up to an additional 750,000 ordinary shares pursuant to the overallotment option granted to the underwriters by us.

Summary Consolidated Historical Financial Data

The following table sets forth a summary of our historical financial data. The summary historical consolidated statements of operations data for the years ended December 31, 2010, 2009 and 2008, and the summary consolidated historical balance sheet data as of December 31, 2010 and 2009, have been derived from our audited consolidated financial statements (including the notes thereto, the “audited financial statements”) included in this prospectus supplement. The audited financial statements have been prepared in accordance with generally accepted accounting principles (GAAP) in the United States, except as otherwise described therein. The summary historical consolidated balance sheet data as of December 31, 2008 has been derived from other consolidated financial statements not included in this prospectus supplement that were also prepared in accordance with GAAP. The summary historical consolidated statements of operations data for the nine months ended September 30, 2011 and 2010 and the summary historical consolidated balance sheet data as of September 30, 2011 and 2010 have been derived from our unaudited financial statements that have been prepared on a basis consistent with our audited financial statements and, in the opinion of management, include all adjustments that management considers necessary for the fair presentation of the information for the unaudited periods. Interim results are not necessarily indicative of results that may be expected for any future period or the entire year. The historical results presented below are not necessarily indicative of results that can be expected for any future period and should be read in conjunction with the section entitled “Use of Proceeds.”

	Year Ended December 31,			Nine Months Ended September 30,
	2008	2009	2010	2010	2011
	(in thousands of U.S. dollars, except per share and share data)
Consolidated Statements of Operations:
Revenues:
Products	$27,121	$29,641	$40,852	$29,313	$40,777
Services	9,980	12,110	16,120	11,452	14,948
Total revenues	37,101	41,751	56,972	40,765	55,725
Cost of revenues(1):
Products	8,198	10,094	14,015	9,930	14,112
Services	1,498	1,741	1,970	1,464	1,773
Total cost of revenues	9,696	11,835	15,985	11,395	15,885
Gross profit	27,405	29,916	40,987	29,370	39,840
Operating expenses:
Research and development, gross	14,635	11,705	14,038	10,373	12,305
Less royalty-bearing participation	2,671	2,440	2,774	2,112	2,774
Research and development, net(1)	11,964	9,265	11,264	8,261	9,531
Sales and marketing(1)	19,781	20,408	22,021	16,275	19,276
General and administrative(1)	6,174	5,541	5,473	4,019	5,785
In process research and development	244	—	—	—	—
Total operating expenses	38,163	35,214	38,758	28,555	34,592
Operating income (loss)	(10,758)	(5,298)	2,229	815	5,248
Financing and other income (expenses), net	(5,517)	(2,311)	(7,907)	(7,730)	178
Income (loss) before income tax expenses (benefit)	(16,275)	(7,609)	(5,678)	(6,915)	5,426
Income tax expenses (benefit)	220	63	84	196	114
Net income (loss)	$(16,495)	$(7,672)	$(5,762)	$(7,111)	$5,312
Basic net earnings (loss) per share	$(0.75)	$(0.35)	$(0.25)	$(0.31)	$0.22
Diluted net earnings (loss ) per share	$(0.75)	$(0.35)	$(0.25)	$(0.31)	$0.20
Weighted average number of shares used in computing basic net earnings (loss) per share	22,054,211	22,185,702	22,831,014	22,656,343	24,159,643
Weighted average number of shares used in computing diluted net earnings (loss) per share	22,054,211	22,185,702	22,831,014	22,656,343	26,072,423

	Year Ended December 31,			Nine Months Ended September 30,
	2008	2009	2010	2010	2011
	(in thousands of U.S. dollars)
Consolidated Balance Sheet Data:
Cash and cash equivalents	$40,029	$36,470	$42,858	$49,928	$29,794
Marketable securities	15,319	14,490	15,531	5,243	17,325
Working capital(2)	40,688	38,179	59,841	55,006	68,280
Total assets	82,851	82,943	95,187	86,162	101,570
Total liabilities	19,672	22,531	30,199	25,118	28,574
Accumulated deficit	(63,703)	(63,694)	(69,456)	(70,805)	(64,141)
Share capital	482	492	527	509	545
Total shareholders’ equity	63,179	60,412	64,988	61,044	72,996
Other Financial Data:
Adjusted net income (loss)(3)	(6,552)	(1,314)	4,059	2,218	8,308

(1)	Includes stock-based compensation expense related to options granted to employees and others as follows:

	Year Ended December 31,			Nine Months Ended September 30,
	2008	2009	2010	2010	2011
	(in thousands of U.S. dollars)
Cost of revenues	$50	$104	$95	$72	$69
Research and development expenses, net	321	357	352	273	287
Sales and marketing expenses	465	775	851	655	682
General and administrative expenses	866	1,062	692	528	532
Total	$1,702	$2,298	$1,990	$1,528	$1,570
(2)	Working capital is defined as current assets less current liabilities.

(3)	The following table reconciles net income to adjusted net income as reported for the periods presented and is unaudited:

	Year Ended December 31,			Nine Months Ended September 30,
	2008	2009	2010	2010	2011
	(in thousands of U.S. dollars)
Reconciliation of Net Income to Adjusted Net Income:
Net income (loss)	$(16,495)	$(7,672)	$(5,762)	$(7,111)	$5,312
Expenses recorded for stock-based compensation:
Cost of revenues	50	104	95	72	69
Research and development costs	321	357	352	273	287
Sales and marketing	465	775	851	655	682
General and administrative	866	1,062	692	528	532
In-process research and development	244	—	—	—	—
Expenses related to a law suit	197	—	—	—	—
Expenses related to M&A and financing activities	—	—	—	—	1,336
Core technology amortization – cost of revenues	119	116	120	90	90
Inventory write off – cost of revenues	—	523	—	—	—
Fixed assets write off – sales and marketing	—	385	—	—	—
Total adjustments to operating income (loss)	2,262	3,322	2,110	1,618	2,996
Impairment of auction rate securities:
Financial and other expenses, net	7,681	3,036	7,711	7,711	—
Total adjustments	9,943	6,358	9,821	9,329	2,996
Adjusted net income (loss)	$(6,552)	$(1,314)	$4,059	$2,218	$8,308

Adjusted net income is a metric used by management to measure operating performance. Adjusted net income represents net income excluding the impact of stock-based compensation, amortization of certain intangibles, other non-cash charges and extraordinary expenses. We present adjusted net income because we believe it presents a better measure of our core business and management uses adjusted net income internally to evaluate our ongoing performance. We believe adjusted net income is useful to investors in enhancing an understanding of our operating performance. Adjusted net income is not a measurement of our financial performance under GAAP and should not be considered as an alternative to net income, operating income or any other performance measures derived in accordance with GAAP or as an alternative to cash flow from operating activities as measures of our profitability or liquidity. We understand that although adjusted net income is frequently used by securities analysts, lenders and others in their evaluation of companies, adjusted net income has limitations as an analytical tool, and you should not consider it in isolation, or as a substitute for analysis of our results as reported under GAAP. Some of these limitations are:

•	Adjusted net income does not reflect our share-based compensation expense, other non-cash expenses and expenses associated with the write-down of auction rate securities;
•	Adjusted net income does not reflect changes in, or cash requirements for, our working capital needs; and
•	other companies in our industry may calculate adjusted net income differently than we do, limiting its usefulness as a comparative measure.

RISK FACTORS

Investing in our ordinary shares involves a high degree of risk. You should consider carefully the risks described below, together with the financial and other information discussed in those documents incorporated by reference in this prospectus supplement. If any of the following risks actually occurs, our business, financial condition and results of operations would suffer. In this case, the trading price of our ordinary shares would likely decline and you might lose all or part of your investment. The risks described below are not the only ones we face. Additional risks that we currently do not know about or that we currently believe to be immaterial may also impair our business operations.

Risks Relating to Our Business

We have a history of losses, may incur future losses and may not achieve profitability.

Other than in 2006, we incurred net losses in every fiscal year since 1997, when we commenced operations, through 2010. We had a net loss of $5.8 million in 2010, of which $7.7 million resulted from a realized loss related to the sale of our portfolio of auction-rate securities, or ARS, compared to a net loss of $7.7 million in 2009, of which $3.0 million resulted from a net impairment charge related to ARS and a net loss of $16.5 million in 2008, of which $7.7 million resulted from an impairment charge related to ARS. During 2010, we sold our entire ARS portfolio. We can provide no assurance that we will be able to achieve profitability and we may incur losses in the future if we do not generate sufficient revenues.

We may be unable to compete effectively with other companies in our market who offer, or may in the future offer, competing technologies.

We compete in a rapidly evolving and highly competitive sector of the networking technology market. Our principal competitors are Cisco Systems, Inc. and Sandvine Inc. in the service provider market, including the segment of the largest service providers referred to as Tier 1 operators, and Blue Coat Systems, Inc. in the enterprise market. Our competitors have also identified the potential market opportunity of Tier 1 operators and we therefore expect intensive competition in this segment in the future. We also compete with a number of smaller competitors, such as CloudShield Technologies, Inc. and Procera Networks, Inc., and we compete indirectly with router and switch infrastructure companies that have features that address some of the problems that our products address. We also face competition from companies that offer partial or alternative solutions addressing only one aspect of the challenges facing broadband providers, such as network monitoring or security. Our competitors may announce new products, services or enhancements that better meet the needs of customers or changing industry requirements, or may offer alternative methods to achieve customer objectives. One of our direct competitors, Cisco Systems, is substantially larger than we are and has significantly greater financial, sales and marketing, technical, manufacturing and other resources. As the mobile DPI market has grown, new competitors have entered and may continue to enter the market. The entry of new competitors into our market and acquisitions of our existing competitors by companies with significant resources and established relationships with our potential customers could result in increased competition and harm to our business. Increased competition may cause price reductions, reduced gross margins and loss of market share, any of which could have a material adverse effect on our business, financial condition or result of operations.

We depend on one or more significant customers and the loss of any such significant customer could harm our results of operations.

The loss of any significant customer or a significant decrease in business from any such customer could harm our results of operations and financial condition. In addition, revenues from individual customers may fluctuate from time to time based on the timing and the terms under which further orders are received and the duration of the delivery and implementation of such orders. During 2008, no single customer accounted for more than 10% of our revenues. We derived 15%, 30% and 17% of our total revenues in 2009, 2010 and the nine months ended September 30, 2011, respectively, from one global Tier 1 mobile operator group.

Our revenues and business will be harmed if we do not keep pace with changes in broadband applications and with advances in technology, including through significant investment.

We will need to invest heavily in the continued development of our technology in order to keep pace with rapid changes in applications and increased broadband network speeds and with our competitors’ efforts to advance their technology. Designers of broadband applications that our products identify and manage are using increasingly sophisticated methods to avoid detection and management by network operators. Even if our products successfully identify a particular application, it is sometimes necessary to distinguish between different types of traffic belonging to a single application. Accordingly, we face significant challenges in ensuring that we identify new applications and new versions of current applications as they are introduced without impacting network performance, especially as networks become faster. This challenge is increased as we seek to expand sales of our products in new geographic territories because the applications vary from country to country and region to region. Our business and revenues will be adversely affected if we fail to address the needs of customers in particular geographic markets or if we fail to develop enhancements to our products in order to keep pace with advances in technology.

The network equipment market is subject to rapid technological progress and to compete, we need to achieve widespread market acceptance.

The network equipment market is characterized by rapid technological progress, frequent new product introductions, changes in customer requirements and evolving industry standards. To compete, we need to achieve widespread market acceptance. Developments in routers and routing software could also significantly reduce demand for and sales of our products and could cause our products to become obsolete, which may result in inventory write downs. Alternative technologies could achieve widespread market acceptance and displace the technology on which we have based our product architecture. We can give no assurance that our technological approach will achieve broad market acceptance or that other technology or devices will not supplant our technology and products.

Demand for our products may be impacted by government regulation of the telecommunications industry.

Service providers are subject to government regulation in a number of jurisdictions in which we sell our products. There are several proposals in the United States and Europe for regulating service providers’ ability to prioritize applications in their networks. Advocates for regulating this industry claim that collecting premium fees from certain “preferred” applications would distort the market for Internet applications in favor of larger and better-funded content providers. They also claim that this would impact end-users who already purchased broadband access only to experience response times that differ based on content provider. Opponents believe that content providers who support bandwidth-intensive applications should be required to pay service providers a premium in order to support further network investments. In August 2008, the United States Federal Communications Commission (the FCC) issued a ruling prohibiting Comcast, the second-largest broadband provider in the United States, from delaying certain peer-to-peer traffic on its network. Comcast filed an appeal of the ruling in September 2008. In April 2010, a federal appeals court ruled that under current law the FCC had limited power over Web traffic. In December 2010, the FCC adopted rules which would give it regulatory power over Internet service providers in order to prevent them from blocking or unreasonably discriminating against Web content, services or applications. Demand from service providers for the traffic management and subscriber management features of our products could be adversely affected if regulations prohibit or limit service providers from managing traffic on their networks. A decrease in demand for these features could adversely impact sales of our products and could have a material adverse effect on our business, financial condition or result of operations.

Industry consolidation may lead to increased competition and may harm our operating results.

Our market may be subject to industry consolidation, as companies attempt to maintain or strengthen their market positions in an evolving industry, are unable to continue their operations or are acquired. For example, some of our current and potential competitors have made, or have been reported as considering making, acquisitions or have announced new strategic alliances designed to position them with the ability to provide many of the same services that we provide, to both the service provider and enterprise markets. We believe that industry consolidation may result in stronger competitors that are better able to compete as sole-source vendors for customers. This could lead to more variability in our operating results and could have a material adverse effect on our financial condition or results of operations.

We need to increase the functionality of our products and offer additional features and value-added services in order to maintain or increase our profitability.

The market in which we operate is highly competitive and unless we continue to enhance the functionality of our products and add additional features, our competitiveness may be harmed and the average sale prices for our products may decrease. Such decreases generally result from the introduction by competitors of competing products and from the standardization of DPI technology. To counter this trend, we endeavor to enhance our products by offering higher system speeds, additional features and value-added services such as additional security, video functions, support for additional applications and enhanced reporting tools. We may also need to reduce our per unit manufacturing costs at a rate equal to or greater than the rate at which selling prices decline. If we are unable to reduce costs or offer increased functionally and features, our profitability may be adversely affected.

Sales of our products to large service providers can involve a lengthy sales cycle, which may impact the timing of our revenues and result in us expending significant resources without making any sales.

Our sales cycles to large service providers, including carriers, mobile operators and cable operators, are generally lengthy because these end-customers consider our products to be capital equipment and undertake significant testing to assess the performance of our products within their networks. As a result, we often invest significant time from initial contact with a large service provider until it decides to incorporate our products in its network. We may also expend significant resources in attempting to persuade large service providers to incorporate our products into their networks without success. Even after deciding to purchase our products, the initial network deployment of our products by a large service provider may last up to one year. If a competitor succeeds in convincing a large service provider to adopt that competitor’s product, it may be difficult for us to displace the competitor because of the cost, time, effort and perceived risk to network stability involved in changing solutions. As a result, we may incur significant expenses without generating any sales, which could adversely affect our profitability.

The complexity and scope of the solutions and services we provide to larger service providers is increasing. Larger projects entail greater operational risk and an increased chance of failure.

The complexity and scope of the solutions and services we provide to larger service providers is increasing. The larger and more complex such projects are, the greater the operational risks associated with them. These risks include failure to fully integrate our products into the service provider’s network or with third-party products, our dependence on subcontractors and partners and on effective cooperation with third-party vendors for the successful and timely completion of such projects. Failure to complete a larger project successfully could expose us to potential contractual penalties, claims for breach of contract and in extreme cases, to cancellation of the entire project, or increase the likelihood of our having difficulty collecting payment and recognizing revenues.

We depend for a material portion of our business on third-parties to market, sell, install and provide initial technical support for our products.

We depend for a material portion of our business on third-party channel partners, such as distributors, resellers, OEMs and system integrators, to market and sell our products to end-customers. Our channel partners are also responsible for installing our products and providing initial customer support for them. As a result, we depend on the ability of our channel partners to successfully market and sell our products to these end-customers. We also depend on our ability to maintain our relationships with existing channel partners and to develop relationships with new channel partners in key markets. We cannot assure you that our channel partners will market our products effectively, receive and fulfil customer orders for our products on a timely basis or continue to devote the resources necessary to provide us with effective sales, marketing and technical support. In addition, any failure by our channel partners to provide adequate initial support to end-customers could result in customer dissatisfaction with us or our products, which could result in a loss of customers, harm our reputation and delay or limit market acceptance of our products. Our products are complex and it takes time for a new channel partner to gain experience in the operation and installation of these products. Therefore, it may take a period of time before a new channel partner can successfully market, sell and support our products if an existing channel partner ceases to sell our products. Additionally, our agreements with channel partners are generally not exclusive and our channel partners may market and sell products that compete with our products. Our agreements with our distributors and resellers are usually for an initial one-year term and following the expiration of this term, can be terminated by either party. We can give no assurance that these agreements will remain in effect and any termination of one or more of the agreements may adversely affect our profitability and results of operations.

We are dependent on our traffic management systems and network management application suites for the substantial majority of our revenues.

Sales of our NetEnforcer traffic management system and NetXplorer network management system continued to account for a significant portion of our revenues in 2010 and in the first nine months of 2011 and we currently expect that these systems will continue to account for a considerable portion of our revenues in the immediate future. As a result, any factor adversely affecting our ability to sell, or the pricing of or demand for, our NetEnforcer traffic management system and NetXplorer network management system would severely harm our ability to generate revenues and could have a material adverse effect on our business.

We integrate various third-party solutions into, or together with, our products and may integrate or offer additional third-party solutions in the future. If we lose the right to use such solutions, our sales could be disrupted and we would have to spend additional capital to replace such components.

We integrate various third-party solutions into, or together with, our products and may integrate or offer additional third-party solutions in the future. Sales of our products could be disrupted if such third-party solutions were either no longer available to us or no longer offered to us on commercially reasonable terms. In either case, we would be required to spend additional capital to either redesign our products to function with alternate third-party solutions or develop substitute components ourselves. We might, as a result, be forced to limit the features available in our current or future product offerings, which could have a material adverse effect on our business.

Our products are highly technical and any undetected software or hardware errors in our products could have a material adverse effect on our operating results.

Our products are complex and are incorporated into broadband networks, which are a major source of revenue for service providers and support critical applications for subscribers and enterprises. Due to the highly technical nature of our products and variations among customers’ network environments, we may not detect product defects until our products have been fully deployed in our customers’ networks. Regardless of whether warranty coverage exists for a product, we may be required to dedicate significant technical resources to repair any defects. If we encounter significant product problems, we could experience, among other things, loss of major customers, cancellation of product orders, increased costs, delay in recognizing revenues and damage to our reputation. We could also face claims for product liability, tort or breach of warranty. Defending a lawsuit, regardless of its merit, is costly and may divert management’s attention. In addition, if our business liability insurance is inadequate or future coverage is unavailable on acceptable terms or at all, our financial condition could be harmed.

Demand for our products depends in part on the rate of adoption of bandwidth-intensive broadband applications, such as Internet video and online video gaming applications and applications that are highly sensitive to network delays, such as VoIP.

Our products are used by service providers and enterprises to monitor and manage bandwidth-intensive applications that cause congestion in broadband networks and impact the quality of experience of users. Demand for our products is driven particularly by growth in these applications, which are highly sensitive to network delays and therefore require efficient network management, such as VoIP, Internet video and television and online video gaming applications. If the rapid growth in the adoption of VoIP and in the popularity of Internet video and online video gaming applications does not continue, the demand for our products may be adversely impacted.

We currently depend on a single subcontractor to manufacture and provide hardware warranty support for our Service Gateway platforms and our NetEnforcer traffic management systems. If this subcontractor experiences delays, disruptions, quality control problems or a loss in capacity, it could materially and adversely affect our operating results.

We currently depend on a single subcontractor, Flextronics (Israel) Ltd., a subsidiary of Flextronics, a global electronics manufacturing services company, to manufacture, assemble, test, package and provide hardware warranty support for our Service Gateway platforms and our NetEnforcer traffic management systems. In addition, our agreement with Flextronics (Israel) requires it to procure and store key components for our products at its facilities. If Flextronics (Israel) experiences delays, disruptions or quality control problems in manufacturing our products, or if we fail to effectively manage our relationship with Flextronics (Israel), product shipments may be delayed and our ability to deliver products to customers could be materially and adversely affected. Flextronics (Israel) may terminate our agreement at any time during the term upon 180-days prior notice. We expect that it would take approximately six months to transition the manufacturing of our products to an alternate manufacturer and our inventory of completed products may not be sufficient for us to continue delivering products to our customers on a timely basis during any such transition period. Therefore, the loss of Flextronics (Israel) could adversely affect our sales and operating results and harm our reputation.

Certain hardware components for our products come from single or limited sources and we could lose sales if these sources fail to satisfy our supply requirements.

We obtain certain hardware components used in our products from single or limited sources. Because our systems have been designed to incorporate these specific components, any change to these components due to an interruption in supply or our inability to obtain such components on a timely basis would require engineering changes to our products before substitute components could be incorporated. Such changes could be costly and result in lost sales particularly to the central processing unit for our Service Gateway platforms and our NetEnforcer AC-1400, AC-3000, AC-5000 and AC-10000. The agreements with our suppliers do not contain any minimum supply commitments. If we or our contract manufacturer fail to obtain components in sufficient quantities when required, our business could be harmed. Our suppliers also sell products to our competitors and may enter into exclusive arrangements with our competitors, stop selling their products or components to us at commercially reasonable prices or refuse to sell their products or components to us at any price. Our inability to obtain sufficient quantities of single-source or limited-sourced components or to develop alternative sources for components or products would harm our ability to maintain and expand our business.

We may expand our business or enhance our technology through acquisitions that could result in diversion of resources and extra expenses. This could disrupt our business and adversely affect our financial condition.

Part of our strategy is to selectively pursue partnerships and acquisitions. In 2008, we acquired the business of Esphion, a developer of network protection solutions for telecommunications operators and internet service providers, which increased the scope of our product offerings. The negotiation of acquisitions, investments or joint ventures, as well as the integration of acquired or jointly developed businesses or technologies, could divert our management’s time and resources. Acquired businesses, technologies or joint ventures may not be successfully integrated with our products and operations and we may not realize the intended benefits of these acquisitions. We may also incur future losses from any acquisition, investment or joint venture. In addition, acquisitions could result in:

•	substantial cash expenditures;
•	potentially dilutive issuances of equity securities;
•	the incurrence of debt and contingent liabilities;
•	a decrease in our profit margins; and
•	amortization of intangibles and potential impairment of goodwill.

If acquisitions disrupt our operations or result in significant expenditures or liabilities, our business, operating results or financial conditions may suffer.

If we fail to attract and retain skilled employees, we may not be able to timely develop, sell or support our products.

Our success depends in large part on the continued contribution of our research and development, sales and marketing and managerial personnel. If our business continues to grow, we will need to hire additional qualified research and development, sales and marketing and managerial personnel to succeed. The process of hiring, training and successfully integrating qualified personnel into our operation is a lengthy and expensive one. The market for qualified personnel is very competitive because of the limited number of people available with the necessary technical skills, sales skills and understanding of our products and technology. This is particularly true in Israel, where competition for qualified personnel is intense. Our failure to hire and retain qualified personnel could cause our revenues to decline and impair our ability to meet our research and development and sales objectives.

We may not be able to enforce employees’ covenants not to compete under the current laws of some jurisdictions in which we operate and therefore may be unable to prevent our competitors from benefiting from the expertise of some of our former employees.

It is our practice to have our employees sign appropriate non-compete agreements when permitted under applicable law. These agreements prohibit our employees who cease working for us from competing directly with us or working for our competitors for a limited period of time. The enforceability of non-compete clauses in certain jurisdictions in which we operate may be limited. Under the current laws of some jurisdictions in which we operate, we may be unable to enforce these agreements and it may thereby be difficult for us to restrict our competitors from gaining the expertise our former employees gained while working for us.

If we are unable to successfully protect the intellectual property embodied in our technology, our business could be harmed significantly.

Know-how relating to networking protocols, building carrier-grade systems and identifying applications is an important aspect of our intellectual property. To protect our know-how, we customarily require our employees, distributors, resellers, software testers and contractors to execute confidentiality agreements or agree to confidentiality undertakings when their relationship with us begins. Typically, our employment contracts also include the following clauses: assignment of intellectual property rights for all inventions developed by employees and non-disclosure of all confidential information. We cannot provide any assurance that the terms of these agreements are being observed and will be observed in the future. Because our product designs and software are stored electronically and thus are highly portable, we attempt to reduce the portability of our designs and software by physically protecting our servers through the use of closed networks, which prevent external access to our servers. We cannot be certain, however, that such protection will adequately deter individuals or groups from wrongfully accessing our technology. Monitoring unauthorized use of intellectual property is difficult and some foreign laws do not protect proprietary rights to the same extent as the laws of the United States. We cannot be certain that the steps we have taken to protect our proprietary information will be sufficient. In addition, to protect our intellectual property, we may become involved in litigation, which could result in substantial expenses, divert the attention of management, cause significant delays, materially disrupt the conduct of our business or adversely affect our revenue, financial condition and results of operations.

As of September 30, 2011, we had a limited patent portfolio. We had two issued U.S. patents and three pending U.S. patent applications. While we plan to protect our intellectual property with, among other things, patent protection, there can be no assurance that:

•	current or future U.S. or foreign patents applications will be approved;
•	our issued patents will protect our intellectual property and not be held invalid or unenforceable if challenged by third-parties;
•	we will succeed in protecting our technology adequately in all key jurisdictions in which we or our competitors operate;
•	the patents of others will not have an adverse effect on our ability to do business; or

•	others will not independently develop similar or competing products or methods or design around any patents that may be issued to us.

The failure to obtain patents, inability to obtain patents with claims of a scope necessary to cover our technology or the invalidation of our patents may weaken our competitive position and may adversely affect our revenues.

We may be subject to claims of intellectual property infringement by third-parties that, regardless of merit, could result in litigation and our business, operating results or financial condition could be materially adversely affected.

There can be no assurance that we will not receive communications from third-parties asserting that our products and other intellectual property infringe, or may infringe their proprietary rights. We are not currently subject to any proceedings for infringement of patents or other intellectual property rights and are not aware of any parties that intend to pursue such claims against us. Any such claim, regardless of merit, could result in litigation, which could result in substantial expenses, divert the attention of management, cause significant delays and materially disrupt the conduct of our business. As a consequence of such claims, we could be required to pay substantial damage awards, develop non-infringing technology, enter into royalty-bearing licensing agreements, stop selling our products or re-brand our products. If it appears necessary, we may seek to license intellectual property that we are alleged to infringe. Such licensing agreements may not be available on terms acceptable to us or at all. Litigation is inherently uncertain and any adverse decision could result in a loss of our proprietary rights, subject us to significant liabilities, require us to seek licenses from others and otherwise negatively affect our business. In the event of a successful claim of infringement against us and our failure or inability to develop non-infringing technology or license the infringed or similar technology, our business, operating results or financial condition could be materially adversely affected.

We use certain “open source” software tools that may be subject to intellectual property infringement claims, the assertion of which could impair our product development plans, interfere with our ability to support our clients or require us to pay licensing fees.

Certain of our products contain open source code and we may use more open source code in the future. Open source code is code that is covered by a license agreement that permits the user to liberally copy, modify and distribute the software without cost, provided that users and modifiers abide by certain licensing requirements. The original developers of the open source code provide no warranties on such code. As a result of our use of open source software, we could be subject to suits by parties claiming ownership of what we believe to be open source code and we may incur expenses in defending claims that we did not abide by the open source code license. If we are not successful in defending against such claims, we may be subject to monetary damages or be required to remove the open source code from our products. Such events could disrupt our operations and the sales of our products, which would negatively impact our revenues and cash flow. In addition, under certain conditions, the use of open source code to create derivative code may obligate us to make the resulting derivative code available to others at no cost. If we are required to publicly disclose the source code for such derivative products or to license our derivative products that use an open source license, our previously proprietary software products would be available to others, including our customers and competitors without charge. We monitor our use of such open source code to avoid subjecting our products to conditions that we do not intend. The use of such open source code, however, may ultimately subject some of our products to unintended conditions so that we are required to take remedial action that may divert resources away from our development efforts.

Unfavorable global economic conditions could have a material adverse effect on our business, financial condition or operating results.

The 2008 and 2009 crisis in the financial and credit markets in the United States, Europe and Asia led to a global economic slowdown that is ongoing, with economies in those territories continuing to show significant weakness and there is continuing economic uncertainty. If the economies of any part of the world remain uncertain or further deteriorate, many enterprises, telecommunication carriers and service providers may significantly reduce or postpone capital investments. This could result in reductions in the sales of our products or services, longer sales cycles, slower adoption of new technologies and increased price competition. We continuously monitor market trends and intend to take such steps as we deem appropriate to adjust our operations. Because a substantial portion of our operating expenses consist of salaries, we may not be able to reduce our operating expenses in line with any reduction in revenues or may elect not to do so for business reasons. We will need to continue to generate increased revenues and manage our costs to maintain profitability. If global economic and market conditions do not improve, or continue to remain uncertain, this may increase our inventories, decrease our revenues, result in additional pressure on the price of our products, prolong payment terms or increase the risk of our incurrence of bad debts. Such circumstances would have a material adverse effect on our results of operations and cash flow from operations.

Our international operations expose us to the risk of fluctuations in currency exchange rates.

Our revenues are generated primarily in U.S. dollars and a major portion of our expenses are denominated in U.S. dollars. As a result, we consider the U.S. dollar to be our functional currency. Other significant portions of our expenses are denominated in shekels and to a lesser extent in Euros and other Asian currencies. Our shekel-denominated expenses consist principally of salaries and related personnel expenses. We anticipate that a material portion of our expenses will continue to be denominated in shekels. In 2010, the shekel continued to fluctuate against the U.S. dollar. The shekel was devaluated by approximately 3% in the first half of the year and then appreciated by approximately 8% in the second half of the year. In total, during 2010, the shekel appreciated by approximately 6% against the U.S. dollar. During the first nine months of 2011, the shekel was devaluated by approximately 5% against the U.S. dollar. If the U.S. dollar weakens against the shekel or other currencies we are exposed to, there will be a negative impact on our results of operations. We use derivative financial instruments, such as foreign exchange forward contracts, to mitigate the risk of changes in foreign exchange rates on balance sheet accounts and forecast cash flows. We may not purchase derivative instruments adequately to insulate ourselves from foreign currency exchange risks. The volatility in the foreign currency markets may make hedging our foreign currency exposures challenging. In addition, because a portion of our revenue is not incurred in U.S. dollars, fluctuations in exchange rates between the U.S. dollar and the currencies in which such revenue is incurred may have a material adverse effect on our results of operations and financial condition. If we wish to maintain the U.S. dollar-denominated value of our products in non-U.S. markets, devaluation in the local currencies of our customers relative to the U.S. dollar could cause our customers to cancel or decrease orders or default on payment.

Risks Related to Our Ordinary Shares and this Offering

The share price of our ordinary shares has been and may continue to be volatile.

Our quarterly financial performance is likely to vary in the future, and may not meet our expectations or the expectations of analysts or investors, which may lead to additional volatility in our share price. The market price of our ordinary shares may be volatile and could fluctuate substantially due to many factors, including, but not limited to:

•	announcements or introductions of technological innovations, new products, product enhancements or pricing policies by us or our competitors;
•	winning or losing contracts with service providers;
•	disputes or other developments with respect to our or our competitors’ intellectual property rights;
•	announcements of strategic partnerships, joint ventures or other agreements by us or our competitors;
•	recruitment or departure of key personnel;
•	regulatory developments in the markets in which we sell our products;
•	our sale of ordinary shares or other securities in the future;
•	changes in the estimation of the future size and growth of our markets; or
•	market conditions in our industry, the industries of our customers and the economy as a whole.

Share price fluctuations may be exaggerated if the trading volume of our ordinary shares is too low. The lack of a trading market may result in the loss of research coverage by securities analysts. Moreover, we cannot assure you that any securities analysts will initiate or maintain research coverage of our company and our ordinary shares. If our future quarterly operating results are below the expectations of securities analysts or investors, the price of our ordinary shares would likely decline. Securities class action litigation has often been brought against companies following periods of volatility. In April 2007, we announced that our revenue and earnings estimates for the first quarter of 2007 and the 2007 fiscal year would be lower than previously projected. The closing price of our ordinary shares on the date following the announcement was $2.04, or 22%, lower than the closing price on the previous day. Subsequently, in May and June 2007, we and certain of our officers and directors were named as defendants in a number of purported securities class action lawsuits filed in the United States District Court for the Southern District of New York, which have been settled.

Our shareholders do not have the same protections afforded to shareholders of a U.S. listed company because we have elected to use an exemption available to foreign private issuers from certain NASDAQ corporate governance requirements.

As a foreign private issuer, we are permitted under NASDAQ Marketplace Rule 5615(a)(3) to follow Israeli corporate governance practices instead of the NASDAQ Stock Market requirements that apply to U.S. listed companies. As a condition to following Israeli corporate governance practices, we must disclose which requirements we are not following and the equivalent Israeli requirement. We must also provide NASDAQ with a letter from our outside counsel in our home country, Israel, certifying that our corporate governance practices are not prohibited by Israeli law. We rely on this “foreign private issuer exemption” with respect to two items. First, we follow Israeli law with respect to the quorum requirement for meetings of our shareholders, which are different from the requirements of Rule 5620(c). As a result, the quorum required for an ordinary meeting of shareholders consists of at least two shareholders present in person, by proxy or by written ballot, who hold or represent between them at least 25% of the voting power of our shares. Second, we follow Israeli law with respect to the requirement to seek shareholder approval for equity compensation plans, which are significantly different from the requirements of Rule 5635(c). Under Israeli law, we may amend our 2006 Incentive Compensation Plan by approval of our board of directors and without shareholder approval as is generally required under Rule 5635(c). As a result of these exemptions, our shareholders do not have the same protections as are afforded to shareholders of a U.S. listed company. We may also in the future provide NASDAQ with an additional letter or letters notifying NASDAQ that we are following our home country practices, consistent with Israeli law and practices, in lieu of other requirements of Rule 5600.

Future sales of our ordinary shares in the public market could adversely affect our share price and our existing shareholders may experience significant dilution.

We may issue additional ordinary shares in the future. We filed a shelf registration statement on Form F-3 with the SEC on December 9, 2010, which became effective on January 7, 2011 and of which this prospectus supplement forms a part. We may use the registration statement to issue additional ordinary shares, warrants or debt securities with an aggregate public offering price of up to approximately $100 million less the amount of proceeds that we raise in this offering. Our existing shareholders may experience significant dilution in the future as a result of any future offering.

Although we, our directors and our executive officers have entered into lock-up agreements with the underwriters, pursuant to which they will not be permitted to sell any of our ordinary shares for 90-days after the date of this prospectus supplement, subject to certain exceptions, none of our other shareholders are subject to such lock-up agreements nor, to our knowledge are subject to any restrictions on their ability to sell our ordinary shares in the public markets. Our shareholders may also elect to sell large numbers of their shares from time to time. Sales of a substantial number of our ordinary shares in the public market, or the perception that these sales could occur, may depress the market price for our ordinary shares. These sales could also impair our ability to raise additional capital through the sale of our equity securities in the future.

Our management will have broad discretion over the use of proceeds from this offering and we may not obtain a favorable return on the use of these proceeds.

Our management will have broad discretion in determining how to spend the net proceeds from this offering and may spend the proceeds in a manner that our shareholders may not deem desirable. We intend to use the net proceeds from this offering for general corporate purposes, including working capital and potential acquisitions. We cannot assure you that these uses or any other use of the net proceeds of this offering will yield favorable returns or results

Our U.S. shareholders may suffer adverse tax consequences if we are characterized as a passive foreign investment company.

Although we did not use the market capitalization method to value our assets in 2008 and 2009, as noted in our prior Form 20-Fs, we relied on the market capitalization method to determine the fair market value of our assets for the taxable year ended December 31, 2010. Based on certain estimates of our gross income and gross assets, the nature of our business and the anticipated amount of goodwill (which is determined in large part by the price of our stock), we believe that we were not a PFIC for our taxable year ended December 31, 2010 and do not expect to become a PFIC for our taxable year ending December 31, 2011. A non-U.S. company will generally be characterized as a PFIC for any taxable year in which 75% or more of its gross income is passive income or in which 50% or more of the average value of its gross assets produce passive income or are held for the production of passive income.

If we are characterized as a PFIC, our U.S. shareholders may suffer adverse tax consequences, including having gains realized on the sale of our ordinary shares treated as ordinary income, rather than capital gains income, and having potentially punitive interest charges apply to the proceeds of share sales. Similar rules apply to distributions that are “excess distributions.”

The tests for determining PFIC status are applied annually and it is difficult to make accurate predictions of our future income, assets, activities and market capitalization, including fluctuations in the price of our ordinary shares, which are relevant to this determination. Accordingly, there can be no assurance that we will not become a PFIC in 2011 or in subsequent years.

If the price of our ordinary shares declines, we may be more vulnerable to an unsolicited or hostile acquisition bid.

Notwithstanding provisions of our articles of association and Israeli law, a decline in the price of our ordinary shares may result in us becoming subject to an unsolicited or hostile acquisition bid. In the event that such a bid is publicly disclosed, it may result in increased speculation regarding our company and volatility in our share price even if our board of directors decides not to pursue a transaction. If our board of directors does pursue a transaction, there can be no assurance that it will be consummated successfully or that the price paid will represent a premium above the original price paid for our shares by all of our shareholders.

Risks Relating to our Location in Israel

Conditions in Israel could adversely affect our business.

We are incorporated under Israeli law and our principal offices and research and development facilities are located in Israel. Accordingly, political, economic and military conditions in Israel directly affect our business. Since the State of Israel was established in 1948, a number of armed conflicts have occurred between Israel and its Arab neighbors. Several countries, principally in the Middle East, still restrict doing business with Israel and Israeli companies and additional countries may impose restrictions on doing business with Israel and Israeli companies if hostilities in Israel continue or increase. These restrictions may materially limit our ability to sell our solutions to companies in these countries. Any hostilities involving Israel, the interruption or curtailment of trade between Israel and its present trading partners, or a significant downturn in the economic or financial condition of Israel could adversely affect our operations and product development, cause our revenues to decrease and adversely affect the share price of publicly traded companies having operations in Israel, such as us. Additionally, any hostilities involving Israel may have a material adverse effect on our principal subcontractor and its facilities in such event, all or a portion of our inventory may be damaged and our ability to deliver products to customers may be materially adversely affected.

Our operations may be disrupted by the obligations of personnel to perform military service.

As of September 30, 2011, we employed 309 people, of whom 225 were based in Israel. Some of our executive officers and employees in Israel are obligated to perform annual military reserve duty in the Israel

Defense Forces, depending on their age and position in the army. Additionally, they may be called to active reserve duty at any time under emergency circumstances for extended periods of time. Our operations could be disrupted by the absence of one or more of our executive officers or key employees for a significant period due to military service and any significant disruption in our operations could harm our business. The full impact on our workforce or business if some of our executive officers and employees are called upon to perform military service, especially in times of national emergency, is difficult to predict. Additionally, the absence of a significant number of employees at either of our principal subcontractors as a result of military service obligations may disrupt their operations and could have a material adverse effect on our ability to deliver products to customers.

The tax benefits that are available to us require us to meet several conditions and may be terminated or reduced in the future, which would increase our costs and taxes.

Our investment program in equipment at our facility in Hod-Hasharon, Israel has been granted approved enterprise status and we are therefore eligible for tax benefits under the Israeli Law for the Encouragement of Capital Investments, 1959, referred to as the Investments Law. We expect to utilize these tax benefits after we utilize our net operating loss carry forwards. As of September 30, 2011, our net operating loss carry forwards for Israeli tax purposes amounted to approximately $38 million. To remain eligible for these tax benefits, we must continue to meet certain conditions stipulated in the Investments Law and its regulations and the criteria set forth in the specific certificate of approval, including, among other conditions, that the approved enterprise be operated over a seven-year period and that at least 30% of our investment in fixed assets of the approved enterprise be funded by additional paid-up ordinary share capital. If we do not meet the conditions stipulated in the Investments Law and its regulations and the criteria set forth in the specific certificate of approval in the future, the tax benefits would be cancelled and we could be required to refund any tax benefits that we have received. These tax benefits may not be continued in the future at their current levels, or at any level.

Effective April 1, 2005, the Investments Law was amended. As a result, the criteria for new investments qualified to receive tax benefits were revised. No assurance can be given that we will, in the future, be eligible to receive additional tax benefits under the Investment Law. The termination or reduction of these tax benefits would increase our tax liability in the future, which would reduce our profits or increase our losses. Additionally, if we increase our activities outside of Israel, for example, by future acquisitions, our increased activities may not be eligible for inclusion in Israeli tax benefit programs.

The government grants we have received for research and development expenditures require us to satisfy specified conditions and restrict our ability to manufacture products and transfer technologies outside of Israel. If we fail to comply with these conditions or such restrictions, we may be required to refund grants previously received together with interest and penalties and may be subject to criminal charges.

We have received royalty-bearing grants from the government of Israel through the Office of the Chief Scientist of the Ministry of Industry, Trade and Labor, for the financing of a portion of our research and development expenditures in Israel, pursuant to the provisions of The Encouragement of Industrial Research and Development Law, 1984, referred to as the Research and Development Law. In 2008, 2009 and 2010, we received and accrued grants totalling $2.7, $2.4 and $2.8 million from the Office of the Chief Scientist, representing 18.3%, 20.8% and 19.9%, respectively, of our gross research and development expenditures in these periods. We may not receive future grants or may receive significantly smaller grants from the Office of the Chief Scientist and our failure to receive grants in the future could adversely affect our profitability. Royalties on the revenues derived from sales of all of our products are payable to the Israeli government, at the rate of 3% to 5% up to the amount of the grants received as adjusted fluctuations in the U.S. dollar/shekel exchange rate. In practice, Allot has been subject to, and has been paying, a 3.5% royalty rate.

The terms of the grants prohibit us from manufacturing products outside of Israel or transferring intellectual property rights in technologies developed using these grants inside or outside of Israel without special approvals.

Even if we receive approval to manufacture our products outside of Israel, we may be required to pay an increased total amount of royalties, which may be up to 300% of the grant amount plus interest, depending on the manufacturing volume that is performed outside of Israel. This restriction may impair our ability to outsource manufacturing or engage in similar arrangements for those products or technologies. Know-how developed under an approved research and development program may not be transferred to any third-parties, except in certain circumstances and subject to prior approval. In addition, if we fail to comply with any of the conditions and restrictions imposed by the Research and Development Law or by the specific terms under which we received the grants, we may be required to refund any grants previously received together with interest and penalties, and may be subject to criminal charges. In recent years, the government of Israel has accelerated the rate of repayment of the Office of Chief Scientist grants and may further accelerate them in the future.

It may be difficult to enforce a United States judgment against us, our officers and directors and the Israeli experts named in this prospectus supplement, in Israel or the United States, or to assert U.S. securities laws claims in Israel or serve process on our officers and directors and these experts.

We are incorporated in Israel. The majority of our executive officers and directors and the Israeli experts named in this prospectus supplement are not residents of the United States, and the majority of our assets and the assets of these persons are located outside the United States. Therefore, it may be difficult for an investor, or any other person or entity, to enforce a U.S. court judgment based upon the civil liability provisions of the United States federal securities laws against us or any of these persons in a United States or Israeli court, or to effect service of process upon these persons in the United States. Additionally, it may be difficult for an investor, or any other person or entity, to assert U.S. securities law claims in original actions instituted in Israel. Israeli courts may refuse to hear a claim based on a violation of U.S. securities laws on the grounds that Israel is not the most appropriate forum in which to bring such a claim. Even if an Israeli court agrees to hear a claim, it may determine that Israeli law and not U.S. law is applicable to the claim. If U.S. law is found to be applicable, the content of applicable U.S. law must be proved as a fact which can be a time-consuming and costly process. Certain matters of procedure will also be governed by Israeli law. There is little binding case law in Israel addressing the matters described above. See “Enforceability of Civil Liabilities.”

Your rights and responsibilities as our shareholder will be governed by Israeli law, which differ in some respects from the rights and responsibilities of shareholders of United States corporations.

Because we are incorporated under Israeli law, the rights and responsibilities of our shareholders are governed by our articles of association and Israeli law. These rights and responsibilities differ in some respects from the rights and responsibilities of shareholders in U.S.-incorporated corporations. For example:

•	Israeli law provides more stringent regulations than typically apply to U.S. incorporated corporations regarding approval of related party transactions. For example, a transaction between a company and its officer holder may only be conducted if it (1) is not adverse to the interests of the company and (2) is approved by the board and the audit committee if it is outside of the ordinary course of the company’s business, not based on market prices or may materially impact the earnings, assets or liabilities of the company. These requirements apply to other types of transactions and, in certain instances shareholder approval may be required (and in certain circumstances such shareholder approval may be subject to requirements for special majorities). Approval of the terms of service of directors, including the grant of exemption, insurance, an undertaking to indemnify or indemnification under a permit to indemnify as well as the company’s contracts with its directors on conditions of engagement in other capacities, require approval by the audit committee, the board of directors and the shareholders.
•	A shareholder of an Israeli company has a general duty to refrain from acting to the detriment of other shareholders. This includes a duty to act in good faith towards the company and other shareholders and to refrain from abusing their power in the company, including, among other things, in voting at the general meeting of shareholders on certain matters such as an amendment to the company’s articles of association, increases of the company’s authorized share capital, a merger and approval of related party transactions that require shareholder approval. In addition, a controlling shareholder and a shareholder who knows that it possesses the power to determine the outcome of a shareholder vote or to appoint or prevent the appointment of a director or executive officer of the company has a duty of fairness towards the company.

Because Israeli corporate law underwent extensive revisions approximately ten years ago, as well as a number of minor revisions since then, not all of the parameters and implications of the provisions that govern shareholder behaviour have yet been clearly determined. These provisions may be interpreted to impose additional obligations and liabilities on our shareholders that are not typically imposed on shareholders of United States corporations.

Provisions of Israeli law and our articles of association may delay, prevent or make undesirable an acquisition of all or a significant portion of our shares or assets.

Our articles of association contain certain provisions that may delay or prevent a change of control, including a classified board of directors. In addition, Israeli corporate law regulates acquisitions of shares through tender offers and mergers, requires special approvals for transactions involving significant shareholders and regulates other matters that may be relevant to these types of transactions. These provisions of Israeli law could delay or prevent a change in control and may make it more difficult for third-parties to acquire us, even if doing so would be beneficial to our shareholders, and may limit the price that investors may be willing to pay for our ordinary shares in the future. Furthermore, Israeli tax considerations may make potential transactions undesirable to us or to some of our shareholders.

USE OF PROCEEDS

We estimate that the net proceeds to us from this offering, after deducting underwriting discounts and commissions and estimated expenses relating to this offering payable by us, will total $72.0 million. This amount is based on an assumed public offering price of $15.29 per share, the last reported sale price of our ordinary shares on the NASDAQ Global Select Market on November 7, 2011. We intend to use the net proceeds from this offering for general corporate purposes, including working capital and potential acquisitions. We do not currently have any acquisitions or investments planned.

CAPITALIZATION

The following table sets forth, as of September 30, 2011, our capitalization on an actual and on an as adjusted basis. Our capitalization, as adjusted, gives effect to the issuance and sale by us of 5,000,000 ordinary shares pursuant to this public offering at an assumed offering price of $15.29 per share (the last reported sale price of our ordinary shares on the NASDAQ Global Select Market on November 7, 2011), less the underwriting discount and estimated expenses related to the offering. Other than these adjustments, there has been no material change in our capitalization from debt or equity issuances, re-capitalizations or special dividends between September 30, 2011 and the date of this prospectus supplement.

This table should be read in conjunction with the financial statements included elsewhere in this prospectus supplement and the information included under the heading “Risk Factors” in this prospectus supplement.

	As of September 30, 2011
	Actual	As Adjusted(1)
	(in thousands of U.S. dollars) (unaudited)
Cash and cash equivalents	$29,794	$101,789
Shareholders’ equity:
Ordinary shares: NIS 0.10 par value; 200,000,000 shares authorized, actual and as adjusted; 24,421,911 shares issued and outstanding, actual; 29,421,911 shares issued and outstanding, as adjusted	$545	$681
Additional paid-in capital including deferred stock compensation	137,052	208,911
Additional other comprehensive loss	(460)	(460)
Accumulated deficit	(64,141)	(64,141)
Total shareholders’ equity	72,996	144,991
Total capitalization	$72,996	$144,991

(1)	Assuming the number of shares offered by us, as set forth on the cover page of this prospectus supplement, remains the same, after deducting the estimated underwriting discounts and commissions and other estimated offering expenses payable by us, a $0.50 increase (decrease) in the assumed public offering price of $15.29 per share (the last reported sale price of our ordinary shares on the NASDAQ Global Select Market on November 7, 2011) would increase (decrease) our total capitalization and total shareholders’ equity by approximately $2.4 million.

The foregoing table excludes the following shares as of September 30, 2011:

•	3,231,122 ordinary shares issuable upon the exercise of outstanding stock options as of September 30, 2011 at a weighted average exercise price of $5.47 per share;
•	850 ordinary shares issuable upon the vesting and settlement of restricted stock units; and
•	421,431 ordinary shares available for future grant under our 2006 Incentive Compensation Plan.

PRICE RANGE OF ORDINARY SHARES

Our ordinary shares began trading publicly on the NASDAQ Global Market on November 16, 2006 under the symbol “ALLT.” Prior to that date, there was no public market for our ordinary shares. The following table lists the high and low closing prices for our ordinary shares for the periods indicated as reported by the NASDAQ Global Market.

Year	High	Low
2010	$11.64	$4.00
2009	$4.25	$1.42
2008	$4.85	$1.60

Quarter	High	Low
2011
First quarter	$16.16	$10.84
Second quarter	$18.29	$13.31
Third quarter	$19.05	$9.75

2010	High	Low
First quarter	$5.15	$4.00
Second quarter	$5.83	$4.40
Third quarter	$6.27	$4.25
Fourth quarter	$11.64	$6.11

2009	High	Low
First quarter	$1.80	$1.42
Second quarter	$3.08	$1.52
Third quarter	$4.20	$3.00
Fourth quarter	$4.25	$3.70

2008	High	Low
First quarter	$4.85	$2.24
Second quarter	$3.54	$2.50
Third quarter	$2.88	$2.29
Fourth quarter	$2.45	$1.60

Most Recent Six Months	High	Low
October 2011	$14.28	$9.45
September 2011	$13.04	$9.75
August 2011	$16.00	$9.75
July 2011	$19.05	$14.73
June 2011	$18.29	$13.97
May 2011	$15.58	$13.31

Our ordinary shares began trading on the TASE on December 21, 2010 under the symbol “ALLT.” The following table lists the high and low closing prices for our ordinary shares for the periods indicated as reported by the TASE.

Year	High	Low
2010	NIS 42.57	NIS 37.20

Quarter	High	Low
2011
First quarter	NIS 58.50	NIS 38.49
Second quarter	NIS 63.31	NIS 45.16
Third quarter	NIS 65.28	NIS 35.74

Most Recent Six Months	High	Low
October 2011	NIS 49.97	NIS 36.57
September 2011	NIS 47.61	NIS 40.61
August 2011	NIS 52.04	NIS 35.74
July 2011	NIS 65.28	NIS 53.61
June 2011	NIS 63.31	NIS 48.08
May 2011	NIS 54.82	NIS 45.16

MATERIAL TAX CONSIDERATIONS

Israeli Tax Considerations

The following is a general discussion only and is not exhaustive of all possible tax considerations. It is not intended, and should not be construed, as legal or professional tax advice and should not be relied upon for tax planning purposes. In addition, this discussion does not address all of the tax consequences that may be relevant to purchasers of our ordinary shares in light of their particular circumstances, or certain types of purchasers of our ordinary shares subject to special tax treatment. Examples of this kind of investor include residents of Israel and traders in securities who are subject to special tax regimes not covered in this discussion. Each individual/entity should consult its own tax or legal advisor as to the Israeli tax consequences of the purchase, ownership and disposition of our ordinary shares.

To the extent that part of the discussion is based on tax legislation, which has not been subject to judicial or administrative interpretation, we cannot assure that the tax authorities or the courts will accept the views expressed in this section.

The following contains a discussion of the material Israeli tax consequences to holders of our ordinary shares. This description does not address tax considerations applicable to holders that own directly, indirectly or through attribution, 10.0% or more of the voting power or value of our shares.

Capital Gains Tax on Sales of Our Ordinary Shares

Israeli law generally imposes a capital gains tax on the sale of any capital assets by residents of Israel, as defined for Israeli tax purposes, and on the sale of assets located in Israel, including shares in Israeli companies, by both residents and non-residents of Israel, unless a specific exemption is available or unless a tax treaty between Israel and the shareholder’s country of residence provides otherwise. The law distinguishes between real gain and inflationary surplus. The inflationary surplus is a portion of the total capital gain which is equivalent to the increase of the relevant asset’s purchase price which is attributable to the increase in the Israeli consumer price index or, in certain circumstances, a foreign currency exchange rate, between the date of purchase and the date of sale. The real gain is the excess of the total capital gain over the inflationary surplus.

As of January 1, 2006, the tax rate applicable to capital gains derived from the sale of shares, whether or not listed on a stock market, is 20% for Israeli individuals, unless such shareholder claims a deduction for financing expenses in connection with such shares, in which case the gain will generally be taxed at a rate of 25%. However, the foregoing tax rates do not apply to dealers in securities. Israeli companies are subject to the corporate tax rate (24% in 2011 and is scheduled to decline per year as follows: 2012 — 23%, 2013 — 22%, 2014 — 21%, 2015 — 20%, 2016 and thereafter — 18%) on capital gains derived from the sale of shares. Shareholders who acquired their shares prior to an initial public offering may be subject to a different tax arrangement.

On November 1, 2011, a Memorandum of Law for Socioeconomic Change (Legislative Amendments) (Taxes), 2011 (the “Memorandum of Law”), was published by the Ministry of Finance. The Memorandum of Law proposes, among other things, to cancel, effective from 2012, the scheduled progressive reduction in the corporate tax rate. The Memorandum of Law also proposes to raise the corporate tax rate to 25% and to raise the real capital gains tax rate and the real betterment tax rate for individuals to 25% (and for controlling shareholders to 30%) starting in 2012. The Memorandum of Law is not yet binding and there is no assurance that it will be enacted as final legislation in the future.

Non-Israeli residents are generally exempt from Israeli capital gains tax on any gains derived from the sale, exchange or disposition of shares of Israeli companies publicly traded on a recognized stock exchange or regulated market outside of Israel, provided that such capital gains are not derived from a permanent establishment in Israel, such shareholders are not subject to the Inflationary Adjustments Law, and such shareholders did not acquire their shares prior to an initial public offering. However, non-Israeli corporations will not be entitled to such exemption if an Israeli resident (i) has a controlling interest of 25% or more in such non-Israeli corporation, or (ii) is the beneficiary or is entitled to 25% or more of the revenues or profits of such non-Israeli corporation, whether directly or indirectly.

In some instances where our shareholders may be liable to Israeli tax on the sale of their ordinary shares, the payment of the consideration may be subject to the withholding of Israeli tax at the source.

Pursuant to the Convention Between the government of the United States of America and the government of Israel with Respect to Taxes on Income, as amended, generally referred to as the U.S.-Israel Tax Treaty, the sale, exchange or disposition of ordinary shares by a person who (i) holds the ordinary shares as a capital asset, (ii) qualifies as a resident of the United States within the meaning of the U.S.-Israel Tax Treaty and (iii) is entitled to claim the benefits afforded to such person by the U.S.-Israel Tax Treaty, generally, will not be subject to the Israeli capital gains tax. Such exemption will not apply if (a) such Treaty U.S. Resident holds, directly or indirectly, shares representing 10% or more of our voting power during any part of the twelve-month period preceding such sale, exchange or disposition, subject to certain conditions, or (b) the capital gains from such sale, exchange or disposition can be allocated to a permanent establishment in Israel. In such case, the sale, exchange or disposition of ordinary shares would be subject to Israeli tax, to the extent applicable; however, under the U.S.-Israel Tax Treaty, such Treaty U.S. Resident would be permitted to claim a credit for such taxes against the U.S. federal income tax imposed with respect to such sale, exchange or disposition, subject to the limitations in U.S. laws applicable to foreign tax credits. The U.S.-Israel Tax Treaty does not relate to U.S. state or local taxes.

Taxation of Non-Resident Shareholders on Receipt of Dividends

Non-residents of Israel are generally subject to Israeli income tax on the receipt of dividends paid on our ordinary shares at the rate of 20%. The tax rate for dividends distributed from benefited income generated by an Approved Enterprise (if the dividend is distributed during the tax exemption period or within 12 years thereafter) is generally 15%. However, there is no such time limitation if that the company qualifies as a Foreign Investors’ Company. Tax will be withheld at source, unless a different rate is provided in a treaty between Israel and the shareholder’s country of residence.

Under the U.S.-Israel Tax Treaty, the maximum rate of tax withheld in Israel on dividends paid to a holder of ordinary shares who is a Treaty U.S. Resident is 25%. However, under the Investments Law, dividends generated from income derived from an Approved Enterprise (or Benefited Enterprise) are subject, under certain conditions, to withholding tax at the rate of 15%. Furthermore, generally, the maximum rate of withholding tax on dividends not generated by an Approved Enterprise (or Benefited Enterprise) paid to a U.S. corporation holding at least 10% of our issued voting power during the part of the tax year which precedes the date of payment of the dividend and during the whole of its prior tax year, is 12.5%. We cannot assure you that we will designate the profits that are being distributed in a way that will reduce shareholders’ tax liability.

A non-resident of Israel who receives dividends from which tax was withheld is generally exempt from the duty to file returns in Israel in respect of such income, provided such income was not derived from a business conducted in Israel by the taxpayer, and the taxpayer has no other taxable sources of income in Israel.

United States Federal Income Taxation

The following is a description of the material United States federal income tax consequences of the ownership and disposition of our ordinary shares. This description addresses only the United States federal income tax considerations of holders that hold such ordinary shares as capital assets. This description does not address tax considerations applicable to holders that may be subject to special tax rules, including:

•	financial institutions or insurance companies;
•	real estate investment trusts, regulated investment companies or grantor trusts;
•	dealers or traders in securities or currencies;
•	tax-exempt entities;
•	certain former citizens or long-term residents of the United States;
•	persons that will hold our shares through a partnership or other pass-through entity;
•	persons that received our shares as compensation for the performance of services;

•	persons that will hold our shares as part of a “hedging” or “conversion” transaction or as a position in a “straddle” for United States federal income tax purposes;
•	persons whose “functional currency” is not the United States dollar; or
•	holders that own directly, indirectly or through attribution 10.0% or more of the voting power or value of our shares.

Moreover, this description does not address the United States federal estate and gift or alternative minimum tax consequences of the ownership and disposition of our ordinary shares.

This description is based on the U.S. Internal Revenue Code of 1986, as amended, existing, proposed and temporary United States Treasury Regulations and judicial and administrative interpretations thereof, in each case as in effect and available on the date hereof. All of the foregoing are subject to change, which change could apply retroactively and could affect the tax consequences described below.

For purposes of this description, a “U.S. Holder” is a beneficial owner of our ordinary shares that, for United States federal income tax purposes, is:

•	a citizen or resident of the United States;
•	corporation, or other entity treated as a corporation for U.S. federal income tax purposes, created or organized in or under the laws of the United States or any state thereof, including the District of Columbia;
•	an estate the income of which is subject to United States federal income taxation regardless of its source; or
•	a trust if such trust has validly elected to be treated as a United States person for United States federal income tax purposes or if (1) a court within the United States is able to exercise primary supervision over its administration and (2) one or more United States persons have the authority to control all of the substantial decisions of such trust.

A “Non-U.S. Holder” is a beneficial owner of our ordinary shares that is neither a U.S. Holder nor a partnership (or other entity treated as a partnership for United States federal income tax purposes).

If a partnership (or any other entity treated as a partnership for United States federal income tax purposes) holds our ordinary shares, the tax treatment of a partner in such partnership will generally depend on the status of the partner and the activities of the partnership. Such a partner or partnership should consult its tax advisor as to its tax consequences.

You should consult your tax advisor with respect to the United States federal, state, local and foreign tax consequences of owning and disposing of our ordinary shares.

Distributions

Subject to the discussion below under “Passive Foreign Investment Company Considerations,” if you are a U.S. Holder, for United States federal income tax purposes, the gross amount of any distribution made to you, with respect to our ordinary shares before reduction of any Israeli taxes withheld therefrom, other than certain distributions, if any, of our ordinary shares distributed pro rata to all our shareholders, will be includible in your income as dividend income to the extent such distribution is paid out of our current or accumulated earnings and profits as determined under United States federal income tax principles. Subject to the discussion below under “Passive Foreign Investment Company Considerations,” non-corporate U.S. Holders may qualify for the lower rates of taxation with respect to dividends on ordinary shares applicable to long-term capital gains (that is, gains from the sale of capital assets held for more than one year) with respect to taxable years beginning on or before December 31, 2012, provided that certain conditions are met, including certain holding period requirements and the absence of certain risk reduction transactions. However, such dividends will not be eligible for the dividends received deduction generally allowed to corporate U.S. Holders. Subject to the discussion below under “Passive Foreign Investment Company Considerations,” to the extent, if any, that the amount of any distribution by us exceeds our current and accumulated earnings and profits as determined under United States federal income tax principles, it will be treated first as a tax-free return of your adjusted tax basis in our ordinary shares and thereafter as capital gain. We do not expect to maintain calculations of our earnings and profits under United States federal income tax principles and, therefore, if you are a U.S. Holder you should expect that the entire amount of any distribution generally will be reported as dividend income to you.

If you are a U.S. Holder, dividends paid to you with respect to your ordinary shares will be treated as foreign source income, which may be relevant in calculating your foreign tax credit limitation. Subject to certain conditions and limitations, Israeli tax withheld on dividends may be deducted from your taxable income or credited against your United States federal income tax liability. The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. For this purpose, dividends that we distribute generally should constitute “passive category income,” or, in the case of certain U.S. Holders, “general category income.” A foreign tax credit for foreign taxes imposed on distributions may be denied when you do not satisfy certain minimum holding period requirements. The rules relating to the determination of the foreign tax credit are complex, and you should consult your personal tax advisors to determine whether and to what extent you would be entitled to this credit.

Subject to the discussion below under “Backup Withholding Tax and Information Reporting Requirements,” if you are a Non-U.S. Holder, you generally will not be subject to United States federal income or withholding tax on dividends received by you on your ordinary shares, unless you conduct a trade or business in the United States and such income is effectively connected with that trade or business.

Sales Exchange or other Disposition of Ordinary Shares

Subject to the discussion below under “Passive Foreign Investment Company Considerations,” if you are a U.S. Holder, you generally will recognize gain or loss on the sale, exchange or other disposition of our ordinary shares equal to the difference between the amount realized on such sale, exchange or other disposition and your adjusted tax basis in our ordinary shares. Such gain or loss will be capital gain or loss. If you are a non-corporate U.S. Holder, capital gain from the sale, exchange or other disposition of ordinary shares is eligible for the preferential rate of taxation applicable to long-term capital gains, with respect to taxable years beginning on or before December 31, 2012, if your holding period for such ordinary shares exceeds one year (that is, such gain is long-term capital gain). Gain or loss, if any, recognized by you generally will be treated as United States source income or loss for United States foreign tax credit purposes. The deductibility of capital losses for U.S. federal income tax purposes is subject to limitations.

Subject to the discussion below under “Backup Withholding Tax and Information Reporting Requirements,” if you are a Non-U.S. Holder, you generally will not be subject to United States federal income or withholding tax on any gain realized on the sale or exchange of our ordinary shares unless:

•	such gain is effectively connected with your conduct of a trade or business in the United States; or
•	you are an individual and have been present in the United States for 183 days or more in the taxable year of such sale or exchange and certain other conditions are met.

Passive Foreign Investment Company Considerations

A non-U.S. corporation will be classified as a “passive foreign investment company,” or a PFIC, for United States federal income tax purposes in any taxable year in which, after applying certain look-through rules, either:

•	at least 75 percent of its gross income is “passive income”; or
•	at least 50 percent of the average value of its gross assets (based on the quarterly value of such gross assets) is attributable to assets that produce “passive income” or are held for the production of passive income.

Passive income for this purpose generally includes dividends, interest, royalties, rents, gains from commodities and securities transactions and the excess of gains over losses from the disposition of assets which produce passive income.

PFIC status is an annual determination that is based on tests which are factual in nature and our status for any year will depend on our income, assets and activities for such year. Therefore there can be no assurance that we will not be considered a PFIC for any taxable year. Although we did not use the market capitalization method to value our assets in 2008 and 2009, as noted in our prior Form 20-Fs, we relied on the market capitalization method to determine the fair market value of our assets for the taxable year ended December 31, 2010. Based on certain estimates of our gross income and gross assets, the nature of our business and the anticipated amount of goodwill (which is determined in large part by the market price of our stock), we believe that we were not a PFIC for our taxable year ended December 31, 2010 and do not expect to become a PFIC for our taxable year ending December 31, 2011. There can be no certainty, however, that the IRS will agree with our position. If you are a U.S. Holder and we were a PFIC during any period in which you held our stock, you generally would be subject to ordinary income tax rates, imputed interest charges and other disadvantageous tax treatment (including the denial of the taxation of such dividends at the lower rates applicable to long-term capital gains, as discussed above under “— Distributions”) with respect to any gain from the sale, exchange or other disposition of, and certain distributions with respect to your ordinary shares. We are not providing any U.S. tax opinion to any U.S. Holder concerning our status as a PFIC for 2010, or any other tax year. A U.S. Holder should consult his, her or its own tax advisor with respect to the potential application of the PFIC rules in his, her or its particular circumstances.

Because the market price of our ordinary shares is likely to fluctuate and the market price of the shares of technology companies has been especially volatile, and because that market price may affect the determination of whether we will be considered a PFIC, we cannot assure you that we will not be considered a PFIC for any taxable year.

Under the PFIC rules, unless a U.S. Holder makes one of the elections described in the next paragraphs, a special tax regime will apply to both (a) any “excess distribution” by us (generally, the U.S. Holder’s ratable portion of distributions in any year which are greater than 125% of the average annual distribution received by such U.S. Holder in the shorter of the three preceding years or the U.S. Holder’s holding period) and (b) any gain realized on the sale or other disposition of the ordinary shares. Under this regime, any excess distribution and realized gain will be treated as ordinary income and will be subject to tax as if (a) the excess distribution or gain had been realized ratably over the U.S. Holder’s holding period, (b) the amount deemed realized had been subject to tax in each year of that holding period, and (c) the interest charge generally applicable to underpayments of tax had been imposed on the taxes deemed to have been payable in those years. In addition, dividend distributions made to you will not qualify for the lower rates of taxation applicable to long term capital gains discussed above under “Distributions.”

Certain elections are available to U.S. Holders of shares that may serve to alleviate some of the adverse tax consequences of PFIC status. If we agreed to provide the necessary information, you could avoid the interest charge imposed by the PFIC rules by making a qualified electing fund, or a QEF election, which election may be made retroactively under certain circumstances, in which case you generally would be required to include in income on a current basis your pro rata share of our ordinary earnings as ordinary income and your pro rata share of our net capital gains as long-term capital gain. We do not expect to provide to U.S. Holders the information needed to report income and gain pursuant to a QEF election, and we make no undertaking to provide such information in the event that we become a PFIC.

Under an alternative tax regime, you may also avoid certain adverse tax consequences relating to PFIC status discussed above by making a mark-to-market election with respect to our ordinary shares annually, provided that the shares are “marketable.” Shares will be marketable if they are regularly traded on certain U.S. stock exchanges (including NASDAQ) or on certain non-U.S. stock exchanges. For these purposes, the shares will generally be considered regularly traded during any calendar year during which they are traded, other than in negligible quantities, on at least fifteen days during each calendar quarter.

If you choose to make a mark-to-market election, you would recognize as ordinary income or loss each year an amount equal to the difference as of the close of the taxable year between the fair market value of the PFIC shares and your adjusted tax basis in the PFIC shares. Losses would be allowed only to the extent of net mark-to-market gain previously included by you under the election for prior taxable years. If the mark-to-market election were made, then the PFIC rules set forth above relating to excess distributions and realized gains would not apply for periods covered by the election. If you make a mark-to-market election after the beginning of your holding period of our ordinary shares, you would be subject to interest charges with respect to the inclusion of ordinary income attributable to the period before the effective date of such election.

U.S. Holders should be aware, however, that if we are determined to be a PFIC, the interest charge regime described above could be applied to indirect distributions or gains deemed to be attributable to U.S. Holders in respect of any of our subsidiaries that also may be determined to be a PFIC, and the mark-to-market election generally would not be effective for such subsidiaries. Each U.S. Holder should consult its own tax advisor to determine whether a mark-to-market election is available and the consequences of making an election if we were characterized as a PFIC.

Under certain circumstances, ordinary shares owned by a Non-U.S. Holder may be attributed to a U.S. person owning an interest, directly or indirectly, in the Non-U.S. Holder. In this event, distributions and other transactions in respect of such ordinary shares may be treated as excess distributions with respect to such U.S. person, and a QEF election may be made by such U.S. person with respect to its indirect interest in us, subject to the discussion in the preceding paragraphs.

We may invest in stock of non-U.S. corporations that are PFICs. In such a case, provided that we are classified as a PFIC, a U.S. Holder would be treated as owning its pro rata share of the stock of the PFIC owned by us. Such a U.S. Holder would be subject to the rules generally applicable to shareholders of PFICs discussed above with respect to distributions received by us from such a PFIC and dispositions by us of the stock of such a PFIC (even though the U.S. Holder may not have received the proceeds of such distribution or disposition). Assuming we receive the necessary information from the PFIC in which we own stock, certain U.S. Holders may make the QEF election discussed above with respect to the stock of the PFIC owned by us, with the consequences discussed above. However, no assurance can be given that we will be able to provide U.S. Holders with such information.

If we were a PFIC, a holder of ordinary shares that is a U.S. Holder must file United States Internal Revenue Service Form 8621 for each tax year in which the U.S. Holder owns the ordinary shares.

You should consult your own tax advisor regarding our potential status as a PFIC and the tax consequences that would arise if we were treated as a PFIC.

Backup Withholding Tax and Information Reporting Requirements

United States backup withholding tax and information reporting requirements generally apply to certain payments to certain non-corporate holders of stock. Information reporting generally will apply to payments of dividends on, and to proceeds from the sale or redemption of, ordinary shares made within the United States, or by a United States payor or United States middleman, to a holder of ordinary shares, other than an exempt recipient (including a corporation, a payee that is not a United States person that provides an appropriate certification and certain other persons). A payor will be required to withhold backup withholding tax from any payments of dividends on, or the proceeds from the sale or redemption of, ordinary shares within the United States, or by a United States payor or United States middleman, to a holder, other than an exempt recipient, if such holder fails to furnish its correct taxpayer identification number or otherwise fails to comply with, or establish an exemption from, such backup withholding tax requirements. The backup withholding tax rate currently is 28.0%.

Any amounts withheld under the backup withholding rules will be allowed as a refund or credit against the beneficial owner’s United States federal income tax liability, if any, provided that the required information is furnished to the IRS.

Foreign Asset Reporting

Certain U.S. Holders who are individuals are required to report information relating to an interest in our ordinary shares, subject to certain exceptions (including an exception for shares held in accounts maintained by U.S. financial institutions). Pursuant to IRS Notice 2011-55, the obligation to report is currently suspended pending the release of IRS Form 8938. U.S. Holders are urged to consult their tax advisors regarding their information reporting obligations, if any, with respect to their ownership and disposition of our ordinary shares.

The above description is not intended to constitute a complete analysis of all tax consequences relating to the ownership and disposition of our ordinary shares. You should consult your tax advisor concerning the tax consequences of your particular situation.

UNDERWRITING

Merrill Lynch, Pierce, Fenner & Smith Incorporated is acting as representative of each of the underwriters named below. Subject to the terms and conditions set forth in the underwriting agreement between us and the underwriters, we have agreed to sell to the underwriters, and each of the underwriters has agreed, severally and not jointly, to purchase from us, the number of ordinary shares set forth opposite its name below.

Underwriter	Number of Shares
Merrill Lynch, Pierce, Fenner & Smith Incorporated
Jefferies & Company, Inc.
RBC Capital Markets, LLC
Oppenheimer & Co. Inc.
Wunderlich Securities, Inc.
Total	5,000,000

Subject to the terms and conditions set forth in the underwriting agreement, the underwriters have agreed, severally and not jointly, to purchase all of the shares sold under the underwriting agreement if any of these shares are purchased. If an underwriter defaults, the underwriting agreement provides that the purchase commitments of the non-defaulting underwriters may be increased or the underwriting agreement may be terminated.

We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments the underwriters may be required to make in respect of those liabilities.

The underwriters are offering the shares, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of legal matters by their counsel, including the validity of the shares, and other conditions contained in the underwriting agreement, such as the receipt by the underwriters of officer’s certificates and legal opinions. The underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part.

Commissions and Discounts

The representative has advised us that the underwriters propose initially to offer the shares to the public at the public offering price set forth on the cover page of this prospectus supplement and to dealers at that price less a concession not in excess of $    per share. After the initial offering, the public offering price, concession or any other term of the offering may be changed.

The following table shows the public offering price, underwriting discount and proceeds before expenses to us. The information assumes either no exercise or full exercise by the underwriters of their overallotment option.

	Per Share	Without Option	With Option
Public offering price	$	$	$
Underwriting discount	$	$	$
Proceeds, before expenses, to us	$	$	$

The expenses of the offering, not including the underwriting discount, are estimated at $250,000 and are payable by us.

Overallotment Option

We have granted an option to the underwriters, exercisable for 30 days after the date of this prospectus supplement, to purchase up to 750,000 additional ordinary shares at the public offering price, less the underwriting discount. The underwriters may exercise this option solely to cover any overallotments. If the underwriters exercise this option, each will be obligated, subject to conditions contained in the underwriting agreement, to purchase a number of additional shares proportionate to that underwriter’s initial amount reflected in the above table.

No Sales of Similar Securities

We, our executive officers and our directors have agreed not to sell or transfer any ordinary shares or securities convertible into, exchangeable for, exercisable for, or repayable with ordinary shares, for 90 days after the date of this prospectus supplement, subject to certain exceptions, without first obtaining the written consent of Merrill Lynch, Pierce, Fenner & Smith Incorporated. Specifically, we and these other persons have agreed, with certain limited exceptions, not to directly or indirectly

•	offer, pledge, sell or contract to sell any ordinary shares,
•	sell any option or contract to purchase any ordinary shares,
•	purchase any option or contract to sell any ordinary shares,
•	grant any option, right or warrant for the sale of any ordinary shares,
•	lend or otherwise dispose of or transfer any ordinary shares,
•	request or demand that we file a registration statement related to the ordinary shares, or
•	enter into any swap or other agreement that transfers, in whole or in part, the economic consequence of ownership of any ordinary shares, whether any such swap or other agreement is to be settled by delivery of shares or other securities, in cash or otherwise.

This lock-up provision applies to ordinary shares and to securities convertible into or exchangeable or exercisable for or repayable with ordinary shares. It also applies to ordinary shares owned now or acquired later by the person executing the agreement or for which the person executing the agreement later acquires the power of disposition. In the event that either (x) during the last 17 days of the lock-up period referred to above, we issue an earnings release or material news or a material event relating to the Company occurs or (y) prior to the expiration of the lock-up period, we announce that we will release earnings results or become aware that material news or a material event will occur during the 16-day period beginning on the last day of the lock-up period, the restrictions described above shall continue to apply until the expiration of the 18-day period beginning on the date of the issuance of the earnings release or the occurrence of the material news or material event.

Nasdaq Global Select Market and Tel Aviv Stock Exchange Listing

The ordinary shares are listed on the Nasdaq Global Select Market and on the Tel Aviv Stock Exchange under the symbol “ALLT.”

Price Stabilization, Short Positions

Until the distribution of the shares is completed, SEC rules may limit underwriters from bidding for and purchasing our ordinary shares. However, the representative may engage in transactions that stabilize the price of the ordinary shares, such as bids or purchases to peg, fix or maintain that price.

In connection with the offering, the underwriters may purchase and sell our ordinary shares in the open market. These transactions may include short sales, purchases on the open market to cover positions created by short sales and stabilizing transactions. Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in the offering. “Covered” short sales are sales made in an amount not greater than the underwriters’ overallotment option described above. The underwriters may close out any covered short position by either exercising their overallotment option or purchasing shares in the open market. In determining the source of shares to close out the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the overallotment option. “Naked” short sales are sales in excess of the overallotment option. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of our ordinary shares in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of various bids for or purchases of ordinary shares made by the underwriters in the open market prior to the completion of the offering.

Similar to other purchase transactions, the underwriters’ purchases to cover the syndicate short sales may have the effect of raising or maintaining the market price of our ordinary shares or preventing or retarding a decline in the market price of our ordinary shares. As a result, the price of our ordinary shares may be higher than the price that might otherwise exist in the open market. The underwriters may conduct these transactions on the Nasdaq Global Select Market, in the over-the-counter market or otherwise.

Neither we nor any of the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of our ordinary shares. In addition, neither we nor any of the underwriters make any representation that the representative will engage in these transactions or that these transactions, once commenced, will not be discontinued without notice.

Passive Market Making

In connection with this offering, the underwriters may engage in passive market making transactions in the ordinary shares on the Nasdaq Global Select Market in accordance with Rule 103 of Regulation M under the Exchange Act during a period before the commencement of offers or sales of ordinary shares and extending through the completion of distribution. A passive market maker must display its bid at a price not in excess of the highest independent bid of that security. However, if all independent bids are lowered below the passive market maker’s bid, that bid must then be lowered when specified purchase limits are exceeded. Passive market making may cause the price of our ordinary shares to be higher than the price that otherwise would exist in the open market in the absence of those transactions. The underwriters and dealers are not required to engage in passive market making and may end passive market making activities at any time.

Electronic Distribution

In connection with the offering, certain of the underwriters or securities dealers may distribute prospectuses by electronic means, such as e-mail.

Affiliations and Conflicts of Interest

Some of the underwriters and their affiliates have engaged in, and may in the future engage in, investment banking and other commercial dealings in the ordinary course of business with us or our affiliates. They have received, or may in the future receive, customary fees and commissions for these transactions.

In addition, in the ordinary course of their business activities, the underwriters and their affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers. Such investments and securities activities may involve securities and/or instruments of ours or our affiliates. The underwriters and their affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or financial instruments and may hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

Notice to Prospective Investors in the European Economic Area

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a “Relevant Member State”), with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State (the “Relevant Implementation Date”), no offer of shares may be made to the public in that Relevant Member State other than:

A.	to any legal entity which is authorized or regulated to operate in the financial markets, or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;
B.	to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than EUR 43,000,000 and (3) an annual net turnover of more than EUR 50,000,000, as shown in its last annual or consolidated accounts;

C.	to fewer than 100 or, if the Relevant Member State has implemented the relevant provision of the 2010 PD Amending Directive, 150, natural or legal persons (other than qualified investors as defined in the Prospectus Directive), as permitted under the Prospectus Directive, subject to obtaining the prior consent of the representative; or
D.	in any other circumstances falling within Article 3(2) of the Prospectus Directive, provided that no such offer of shares shall require the Company or the representative to publish a prospectus pursuant to Article 3 of the Prospectus Directive or supplement a prospectus pursuant to Article 16 of the Prospectus Directive.

Each person in a Relevant Member State (other than a Relevant Member State where there is a Permitted Public Offer) who initially acquires any shares or to whom any offer is made will be deemed to have represented, acknowledged and agreed that (A) it is a “qualified investor” within the meaning of the law in that Relevant Member State implementing Article 2(1)(e) of the Prospectus Directive, and (B) in the case of any shares acquired by it as a financial intermediary, as that term is used in Article 3(2) of the Prospectus Directive, the shares acquired by it in the offering have not been acquired on behalf of, nor have they been acquired with a view to their offer or resale to, persons in any Relevant Member State other than “qualified investors” as defined in the Prospectus Directive, or in circumstances in which the prior consent of the Subscribers has been given to the offer or resale. In the case of any shares being offered to a financial intermediary as that term is used in Article 3(2) of the Prospectus Directive, each such financial intermediary will be deemed to have represented, acknowledged and agreed that the shares acquired by it in the offer have not been acquired on a non-discretionary basis on behalf of, nor have they been acquired with a view to their offer or resale to, persons in circumstances which may give rise to an offer of any shares to the public other than their offer or resale in a Relevant Member State to qualified investors as so defined or in circumstances in which the prior consent of the representative has been obtained to each such proposed offer or resale.

The Company, the representative and their affiliates will rely upon the truth and accuracy of the foregoing representation, acknowledgement and agreement.

This prospectus supplement has been prepared on the basis that any offer of shares in any Relevant Member State will be made pursuant to an exemption under the Prospectus Directive from the requirement to publish a prospectus for offers of shares. Accordingly any person making or intending to make an offer in that Relevant Member State of shares which are the subject of the offering contemplated in this prospectus supplement may only do so in circumstances in which no obligation arises for the Company or any of the underwriters to publish a prospectus pursuant to Article 3 of the Prospectus Directive in relation to such offer. Neither the Company nor the underwriters have authorized, nor do we or they authorize, the making of any offer of shares in circumstances in which an obligation arises for the Company or the underwriters to publish a prospectus for such offer.

For the purpose of the above provisions, the expression “an offer to the public” in relation to any shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the shares to be offered so as to enable an investor to decide to purchase or subscribe for the shares, as the same may be varied in the Relevant Member State by any measure implementing the Prospectus Directive in the Relevant Member State and the expression “Prospectus Directive” means Directive 2003/71/EC (including the 2010 PD Amending Directive, to the extent implemented in the Relevant Member State) and includes any relevant implementing measure in the Relevant Member State and the expression “2010 PD Amending Directive” means Directive 2010/73/EU.

Notice to Prospective Investors in the United Kingdom

In addition, in the United Kingdom, this document is being distributed only to, and is directed only at, and any offer subsequently made may only be directed at persons who are “qualified investors” (as defined in the Prospectus Directive)(i) who have professional experience in matters relating to investments falling within Article 19 (5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended (the “Order”) and/or (ii) who are high net worth companies (or persons to whom it may otherwise be lawfully communicated) falling within Article 49(2)(a) to (d) of the Order (all such persons together being referred to as “relevant persons”). This document must not be acted on or relied on in the United Kingdom by persons who are not relevant persons. In the United Kingdom, any investment or investment activity to which this document relates is only available to, and will only be engaged in with, relevant persons. All applicable provisions of the Order with respect to anything done in relation to the ordinary shares from or otherwise involving the United Kingdom have been complied with.

Notice to Prospective Investors in Israel

This document does not constitute a prospectus under Israeli Securities Law 1968, and has not been filed with or approved by the Israeli Securities Authority. In Israel, this prospectus supplement and the accompanying prospectus may be distributed only to, and directed only at, investors listed in the first addendum (the “Addendum”) to the Israeli Securities Law, consisting primarily of joint investment in trust funds, provident funds, insurance companies, banks, portfolio managers, investment advisors, members of the Tel Aviv Stock Exchange, underwriters purchasing for their own account, venture capital funds, entities with shareholders’ equity in excess of 50 million Israeli new sheqels and high net worth individuals who meet the qualifications specified in the law, each as defined in the Addendum (as it may be amended from time to time, collectively referred to as the “institutional investors”). Institutional investors are required to submit written confirmation that they fall within the scope of the Addendum. In addition, we may distribute and direct this prospectus supplement and the accompanying prospectus in Israel, at our sole discretion, to certain other exempt investors or to investors who do not qualify as institutional or exempt investors, provided that the number of such non-qualified investors in Israel shall be no greater than 35 in any 12-month period.

Notice to Prospective Investors in Switzerland

The shares are not being offered to the public in Switzerland and will not be listed on the SIX Swiss Exchange (“SIX”) or on any other stock exchange or regulated trading facility in Switzerland. This document has been prepared without regard to the disclosure standards for issuance prospectuses under art. 652a or art. 1156 of the Swiss Code of Obligations or the disclosure standards for listing prospectuses under art. 27 ff. of the SIX Listing Rules or the listing rules of any other stock exchange or regulated trading facility in Switzerland. Neither this document nor any other offering or marketing material relating to the shares or the offering may be issued, distributed, published or otherwise made publicly available in Switzerland.

Neither this document nor any other offering or marketing material relating to us or the offering or the shares have been or will be filed with or approved by any Swiss regulatory authority. In particular, this document will not be filed with, and the offer of shares will not be supervised by, the Swiss Financial Market Supervisory Authority FINMA (FINMA), and the offer of shares has not been and will not be authorized under the Swiss Federal Act on Collective Investment Schemes (“CISA”). The investor protection afforded to acquirers of interests in collective investment schemes under the CISA does not extend to acquirers of shares.

Notice to Prospective Investors in the Dubai International Financial Centre

This prospectus supplement relates to an Exempt Offer in accordance with the Offered Securities Rules of the Dubai Financial Services Authority (“DFSA”). This prospectus supplement is intended for distribution only to persons of a type specified in the Offered Securities Rules of the DFSA. It must not be delivered to, or relied on by, any other person. The DFSA has no responsibility for reviewing or verifying any documents in connection with Exempt Offers. The DFSA has not approved this prospectus supplement nor taken steps to verify the information set forth herein and has no responsibility for the prospectus supplement. The shares to which this prospectus supplement relates may be illiquid and/or subject to restrictions on their resale. Prospective purchasers of the shares offered should conduct their own due diligence on the shares. If you do not understand the contents of this prospectus supplement you should consult an authorized financial advisor.

LEGAL MATTERS

The validity of our ordinary shares offered hereby and certain other matters relating to Israeli law will be passed upon for us by Matry, Meiri & Co., Ramat Gan, Israel. Certain other legal matters relating to United States law will be passed upon for us by White & Case LLP, New York, New York. The underwriters are being represented by Gross, Kleinhendler, Hodak, Halevy, Greenberg & Co., Tel Aviv, Israel, with regards to matters relating to Israeli law, and McDermott Will & Emery LLP, Menlo Park, California, with regards to matters relating to United States law.

EXPERTS

The consolidated financial statements of Allot Communications Ltd. incorporated by reference in Allot Communications Ltd. annual report on Form 20-F for the year ended December 31, 2010, have been audited by Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, independent registered public accounting firm, as set forth in their report thereon, included therein, and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

ENFORCEABILITY OF CIVIL LIABILITIES

We are incorporated under the laws of the State of Israel. Service of process upon us and upon our directors and officers and the Israeli experts named in this prospectus, substantially all of whom reside outside the United States, may be difficult to obtain within the United States. Furthermore, because substantially all of our assets and substantially all of our directors and officers are located outside the United States, any judgment obtained in the United States against us or any of our directors and officers may not be collectible within the United States and may be difficult or impossible to enforce.

We have been informed by our legal counsel in Israel, Matry, Meiri & Co., that it may be difficult to assert U.S. securities law claims in original actions instituted in Israel. Israeli courts may refuse to hear a claim based on a violation of U.S. securities laws because Israel is not the most appropriate forum to bring such a claim. In addition, even if an Israeli court agrees to hear a claim, it may determine that Israeli law and not U.S. law is applicable to the claim. If U.S. law is found to be applicable, the content of applicable U.S. law must be proved as a fact which can be a time-consuming and costly process. Certain matters of procedure will also be governed by Israeli law.

Subject to specified time limitations and legal procedures, Israeli courts may enforce a United States judgment in a civil matter which, subject to certain exceptions, is non-appealable, including judgments based upon the civil liability provisions of the Securities Act and the Exchange Act and including certain monetary or compensatory judgment in a non-civil matter, if the Israeli court determines that:

•	the judgments are obtained after due process before a court of competent jurisdiction, according to the laws of the state in which the judgment is given and the rules of private international law currently prevailing in Israel;
•	the prevailing law of the foreign state in which the judgments were rendered generally allows the enforcement of judgments of Israeli courts;
•	adequate service of process has been effected and the defendant has had a reasonable opportunity to be heard and to present his or her evidence;
•	the judgments are not contrary to public policy, and the enforcement of the civil liabilities set forth in the judgment does not impair the security or sovereignty of the State of Israel;
•	the judgments were not obtained by fraud and do not conflict with any other valid judgment in the same matter between the same parties;
•	an action between the same parties in the same matter is not pending in any Israeli court at the time the lawsuit is instituted in the foreign court; and
•	the obligations under the judgment are enforceable according to the laws of the State of Israel and according to the law of the foreign state in which the relief was granted.

We have irrevocably appointed Allot Communications, Inc. as our agent to receive service of process in any action against us in any United States federal or state court arising out of this offering or any purchase or sale of securities in connection with this offering.

If a foreign judgment is enforced by an Israeli court, it generally will be payable in Israeli currency, which can then be converted into non-Israeli currency and transferred out of Israel. The usual practice in an action before an Israeli court to recover an amount in a non-Israeli currency is for the Israeli court to issue a judgment for the equivalent amount in Israeli currency at the rate of exchange in force on the date of the judgment, but the judgment debtor may make payment in foreign currency. Pending collection, the amount of the judgment of an Israeli court stated in Israeli currency ordinarily will be linked to the Israeli consumer price index plus interest at the annual statutory rate set by Israeli regulations prevailing at the time. Judgment creditors must bear the risk of unfavorable exchange rates.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form F-3 under the Securities Act, with respect to the securities offered by this prospectus. However, as is permitted by the rules and regulations of the SEC, this prospectus supplement, which is part of our registration statement on Form F-3, omits certain non-material information, exhibits, schedules and undertakings set forth in the registration statement. For further information about us, and the securities offered by this prospectus, please refer to the registration statement.

We are subject to the reporting requirements of the Securities Exchange Act of 1934, as amended, or the Exchange Act, that are applicable to a foreign private issuer. In accordance with the Exchange Act, we file reports, including annual reports on Form 20-F. Our future reports on Form 20-F must be filed on or before April 30 of the year following the year to which they relate. We also furnish to the SEC under cover of Form 6-K material information required to be made public in Israel, filed with and made public by any stock exchange or distributed by us to our shareholders.

The registration statement on Form F-3 of which this prospectus supplement and the accompanying prospectus forms a part, including the exhibits and schedules thereto, and reports and other information filed by us with the SEC may be inspected without charge and copied at prescribed rates at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Copies of this material are also available by mail from the Public Reference Section of the SEC, at 100 F. Street, N.E., Washington D.C. 20549, at prescribed rates. The public may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers, such as us, that file electronically with the SEC (http://www.sec.gov).

As a foreign private issuer, we are exempt from the rules under the Exchange Act prescribing the furnishing and content of proxy statements to shareholders and our officers, directors and principal shareholders are exempt from the “short-swing profits” reporting and liability provisions contained in Section 16 of the Exchange Act and related Exchange Act rules.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

We file annual and special reports and other information with the SEC (File Number 001-33129). These filings contain important information which does not appear in this prospectus supplement or in the accompanying prospectus. The SEC allows us to “incorporate by reference” information into this prospectus supplement and accompanying prospectus, which means that we can disclose important information to you by referring you to other documents which we have filed or will file with the SEC. We are incorporating by reference in this prospectus supplement and accompanying prospectus the documents listed below and all amendments or supplements we may file to such documents before the time that all of the securities offered by this prospectus supplement have been sold or de-registered:

•	our annual report on Form 20-F for the fiscal year ended December 31, 2010 filed with the SEC on June 9, 2011;
•	our report on Form 6-K furnished to the SEC on November 8, 2011 (containing financial data related to our results of operations for each of the three month periods ending March 31, June 30 and September 30, 2011); and
•	the description of our ordinary shares contained in our Registration Statement on Form 8-A (SEC File No. 001-33129), filed with the SEC on November 3, 2006, including any subsequent amendment or any report filed for the purpose of updating such description.

We will also incorporate by reference any future filings made with the SEC under Section 13(a), 13(c) or 15(d) of the Exchange Act until we terminate the offering, but only to the extent contemplated by any prospectus supplement or future Form 6-K that is filed with the SEC. In addition, we will incorporate by reference certain future materials furnished to the SEC on Form 6-K, but only to the extent specifically indicated in those submissions or in a future prospectus supplement.

Certain statements in and portions of this prospectus supplement and accompanying prospectus update and replace information in the above listed documents incorporated by reference. Likewise, statements in or portions of a future document incorporated by reference in this prospectus supplement and accompanying prospectus may update and replace statements in and portions of this prospectus supplement and the accompanying prospectus or the above listed documents.

We will provide you without charge, upon your written or oral request, a copy of any of the documents incorporated by reference in this prospectus, other than exhibits to such documents which are not specifically incorporated by reference into such documents. Please direct your written or telephone requests to Allot Communications Ltd., 22 Hanagar Street, Neve Ne’eman Industrial Zone B, Hod-Hasharon, 45240, Israel, Attn: General Counsel, telephone number +972 (9) 761-9200. You may also obtain information about us by visiting our website at www.allot.com. Information contained in our website is not part of this prospectus supplement or accompanying prospectus.

PROSPECTUS

$100,000,000 of Ordinary Shares, Warrants
and/or Debt Securities Offered by the Company
and
Up to 3,332,203 Ordinary Shares Offered by Selling Shareholders

ALLOT COMMUNICATIONS LTD.

We may offer to the public from time to time in one or more series or issuances ordinary shares, warrants to purchase ordinary shares and/or debt securities consisting of debentures, notes or other evidences of indebtedness.

In addition, the selling shareholders may offer to sell up to 3,332,203 ordinary shares. We will not receive any of the proceeds from the sale of ordinary shares by the selling shareholders. We refer to the ordinary shares, warrants and debt securities collectively as “securities” in this prospectus.

Each time we or a selling shareholder sells securities pursuant to this prospectus, we will provide a supplement to this prospectus that contains specific information about the offering and the specific terms of the securities offered. You should read this prospectus and the applicable prospectus supplement carefully before you invest in our securities.

We may, from time to time, offer to sell the securities and selling shareholders may, from time to time, offer to sell the ordinary shares through public or private transactions, directly or through underwriters, agents or dealers, on or off the NASDAQ Stock Market at prevailing market prices or at privately negotiated prices. If any underwriters, agents or dealers are involved in the sale of any of these securities, the applicable prospectus supplement will set forth the names of the underwriter, agent or dealer and any applicable fees, commissions or discounts.

Our ordinary shares are traded on the NASDAQ Global Market under the symbol “ALLT” and on the Tel Aviv Stock Exchange in Israel under the symbol “ALLT.”

Investing in these securities involves certain risks. Please carefully consider the “Risk Factors” in Item 3 of our most recent Annual Report on Form 20-F incorporated by reference in this prospectus, the “Risk Factors” beginning on page 2 of this prospectus, and in any applicable prospectus supplement, for a discussion of the factors you should consider carefully before deciding to purchase these securities.

None of the Securities and Exchange Commission, the Israeli Securities Authority or any state securities commission has approved or disapproved of the securities being offered by this prospectus, or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is January 5, 2011

i

ABOUT THIS PROSPECTUS

This prospectus is part of a registration statement that we filed with the Securities and Exchange Commission, or SEC, utilizing a “shelf” registration process. Under this process, we may offer and sell our securities under this prospectus and the selling shareholders referred to in this prospectus and identified in supplements to this prospectus may also offer and sell our ordinary shares under this prospectus.

Under this shelf process, we may sell the securities described in this prospectus in one or more offerings up to a total price to the public of $100,000,000. The selling shareholders may sell up to 3,332,203 ordinary shares in one or more offerings. The offer and sale of securities under this prospectus may be made from time to time, in one or more offerings in any manner described under the section in this prospectus entitled “Plan of Distribution.”

This prospectus provides you with a general description of the securities we may offer. Each time we sell securities, we will provide a prospectus supplement that will contain specific information about the terms of that offering. The prospectus supplement may also add, update or change information contained in this prospectus, and may also contain information about any material federal income tax considerations relating to the securities covered by the prospectus supplement. You should read both this prospectus and any prospectus supplement together with additional information under the headings “Where You Can Find More Information” and “Incorporation of Certain Documents by Reference.”

This summary may not contain all of the information that may be important to you. You should read this entire prospectus, including the financial data and related notes incorporated by reference in this prospectus, before making an investment decision. This summary contains forward-looking statements that involve risks and uncertainties. Our actual results may differ significantly from the results discussed in the forward-looking statements. Factors that might cause or contribute to such differences include those discussed in “Risk Factors” and “Forward-Looking Statements.”

ALLOT COMMUNICATIONS LTD.

Overview

Our legal and commercial name is “Allot Communications Ltd.” We were incorporated under the laws of the State of Israel in November 1996 and commenced operations in July 1997. We conducted an initial public offering and listing on The Nasdaq Stock Market in November 2006.

We are a leading provider of intelligent IP service optimization solutions for mobile, DSL and wireless broadband carriers, cable operator service providers, and enterprises. Our portfolio of hardware platforms and software applications utilizes advanced deep packet inspection, or DPI, technology to transform broadband pipes into smart networks that can rapidly and efficiently manage data over mobile and wireline networks and deploy value added Internet services. Our scalable, carrier-grade solutions provide the visibility, security, application control and subscriber management that are vital to managing Internet service delivery, guaranteeing quality of experience, or QoE, containing operating costs, and maximizing revenue in broadband networks.

Corporate Information

We are incorporated under the laws of the State of Israel. Our principal executive offices are located at 22 Hanagar Street, Neve Ne’eman Industrial Zone B, Hod-Hasharon 45240, Israel, and our telephone number is +972 (9) 761-9200. Our web site address is www.allot.com. The information on our web site does not constitute part of this prospectus. Our agent in the United States is our subsidiary, Allot Communications, Inc. The address of Allot Communications, Inc. is 300 Trade Center, Suite 4680, Woburn, MA 01801, United States.

RISK FACTORS

An investment in our securities involves a high degree of risk. Our business, financial condition or results of operations could be adversely affected by any of these risks. If any of these risks occur, the value our ordinary shares and our other securities may decline. You should carefully consider the risk factors discussed in this section, as well as the discussion set forth under the caption “Risk Factors” in our Annual Report on Form 20-F for the year ended December 31, 2009, in any other filing we make with the Commission subsequent to the date of this prospectus, each of which are incorporated herein by reference, and in any supplement to this prospectus, before making your investment decision.

FORWARD-LOOKING STATEMENTS

This prospectus and the documents incorporated in it by reference contain forward-looking statements which involve known and unknown risks and uncertainties. We include this notice for the express purpose of permitting us to obtain the protections of the safe harbor provided by the Private Securities Litigation Reform Act of 1995 with respect to all such forward-looking statements. Examples of forward-looking statements include: projections of capital expenditures, competitive pressures, revenues, growth prospects, product development, financial resources and other financial matters. You can identify these and other forward-looking statements by the use of words such as “may,” “plans,” “anticipates,” “believes,” “estimates,” “predicts,” “intends,” “potential” or the negative of such terms, or other comparable terminology.

Our ability to predict the results of our operations or the effects of various events on our operating results is inherently uncertain. Therefore, we caution you to consider carefully the matters described under the caption “Risk Factors” and certain other matters discussed in this prospectus, the documents incorporated by reference in this prospectus, and other publicly available sources. Such factors and many other factors beyond the control of our management could cause our actual results, performance or achievements to be materially different from any future results, performance or achievements that may be expressed or implied by the forward-looking statements. Unless we are required to do so under U.S. federal securities laws or other applicable laws, we do not intend to update or revise any forward-looking statements.

RATIO OF EARNINGS TO FIXED CHARGES

Our ratio of earnings to fixed charges for each of the periods indicated is set forth below. We have derived the ratios of earnings to fixed charges from our historical consolidated financial statements. The ratios should be read in conjunction with our consolidated financial statements, including the notes thereto, and the other financial information included or incorporated by reference herein.

	As of December 31,					As of September 30, 2010
	2005	2006	2007	2008	2009
Ratio of earnings to fixed charges(a)	(b)	243.3	(c)	(d)	(e)	(e)

(a)	See Exhibit 12.1 of the Registration Statement on Form F-3, of which this prospectus is a part.
(b)	Due to the loss recorded in 2005, the ratio coverage was less than 1:1. We would have needed to generate additional earnings of $2.6 million to achieve coverage of 1:1 in 2005.
(c)	Due to the loss recorded in 2007, the ratio coverage was less than 1:1. We would have needed to generate additional earnings of $9.4 million to achieve coverage of 1:1 in 2007.
(d)	Due to the loss recorded in 2008, the ratio coverage was less than 1:1. We would have needed to generate additional earnings of $16.3 million to achieve coverage of 1:1 in 2008.
(e)	We had no fixed charges for 2009 and the nine months ended September 30, 2010. For the purpose of this computation, earnings consist of pretax income (loss). Fixed charges consist of interest expensed.

As of the date of this prospectus, we have no preferred shares outstanding and have not declared or paid any dividends on preferred shares for the periods set forth above.

CAPITALIZATION

The table below sets forth our condensed consolidated current liabilities and capitalization at September 30, 2010 on an actual basis:

As of September 30, 2010
(in thousands) (unaudited)
Current liabilities	$21,367
Shareholders’ equity:
Share capital – ordinary shares of NIS 0.10 par value 200,000,000 shares authorized; 23,207,706 shares issued and 22,961,227 shares outstanding	509
Additional paid-in capital	131,324
Accumulated other comprehensive income	16
Accumulated deficit	(70,805)
Total shareholders’ equity	61,044
Total liabilities and shareholders’ equity	$86,162

PRICE RANGE OF ORDINARY SHARES

Our ordinary shares began trading publicly on the NASDAQ Global Market on November 16, 2006. Prior to that date, there was no public market for our ordinary shares. The following table lists the high and low closing prices for our ordinary shares for the periods indicated as reported by The Nasdaq Stock Market.

Year	High	Low
2010	$11.64	$4.00
2009	$4.25	$1.42
2008	$4.85	$1.60
2007	$11.50	$4.35

Quarter	High	Low
2010
First quarter	$5.15	$4.00
Second quarter	$5.83	$4.40
Third quarter	$6.27	$4.25
Fourth quarter	$11.64	$6.11

2009	High	Low
First quarter	$1.80	$1.42
Second quarter	$3.08	$1.52
Third quarter	$4.20	$3.00
Fourth quarter	$4.25	$3.70

2008	High	Low
First quarter	$4.85	$2.24
Second quarter	$3.54	$2.50
Third quarter	$2.88	$2.29
Fourth quarter	$2.45	$1.60

Most Recent Six Months	High	Low
December 2010	$11.64	$8.51
November 2010	$8.42	$7.17
October 2010	$7.30	$6.11
September 2010	$6.27	$5.22
August 2010	$5.31	$4.75
July 2010	$4.84	$4.25

Our ordinary shares began trading on the Tel Aviv Stock Exchange (TASE) on December 21, 2010 under the symbol “ALLT.” The following table lists the high and low closing prices for our ordinary shares for the periods indicated as reported by the TASE.

Year	High	Low
2010	NIS 42.57	NIS 37.20

Quarter	High	Low
2010
Fourth quarter	NIS 42.57	NIS 37.20

Most Recent Six Months	High	Low
December 2010	NIS 42.57	NIS 37.20

USE OF PROCEEDS

Unless we state otherwise in a prospectus supplement, we will use the net proceeds for the sale of securities we offer pursuant to this prospectus for general corporate purposes.

We will not receive any proceeds from the sales of shares by the selling shareholders.

SELLING SHAREHOLDERS

This prospectus relates to the offering by selling shareholders of up to 3,332,203 ordinary shares. Of these shares 2,331,593 were issued to the selling shareholders upon the conversion of preferred shares upon our initial public offering (“IPO”) in November 2006. The preferred shares were acquired from us in private placement transactions prior to our IPO and as a result of anti-dilution adjustments to such shares at the time of our IPO. The remaining 1,000,610 shares were issued in private placement transactions prior to our IPO and upon the exercise of warrants that were acquired prior to our IPO and exercised following it.

The selling shareholders are expected to consist of those shareholders who have the right to include their securities in a registration or offering effected by us under the terms of our Second Amended and Restated Investors Rights Agreement dated October 26, 2006.

DESCRIPTION OF ORDINARY SHARES

A description of our ordinary shares can be found in our Registration Statement on Form 8-A as filed with the SEC on November 3, 2006 under the heading “Item 1. Description of Registrant’s Securities to be Registered.”

DESCRIPTION OF WARRANTS

We may issue warrants to purchase ordinary shares. Warrants may be issued independently or together with any other securities and may be attached to, or separate from, such securities. Each series of warrants will be issued under a separate warrant agreement to be entered into between us and a warrant agent. The warrant agent will act solely as our agent and will not assume any obligation or relationship of agency for or with holders or beneficial owners of warrants. The terms of any warrants to be issued and a description of the material provisions of the applicable warrant agreement will be set forth in the applicable prospectus supplement.

The applicable prospectus supplement will describe the following terms of any warrants in respect of which this prospectus is being delivered:

•	the title of such warrants;
•	the aggregate number of such warrants;
•	the price or prices at which such warrants will be issued and exercised;
•	the currency or currencies in which the price of such warrants will be payable;
•	the securities purchasable upon exercise of such warrants;
•	the date on which the right to exercise such warrants shall commence and the date on which such right shall expire;
•	if applicable, the minimum or maximum amount of such warrants which may be exercised at any one time;
•	if applicable, the designation and terms of the securities with which such warrants are issued and the number of such warrants issued with each such security;
•	if applicable, the date on and after which such warrants and the related securities will be separately transferable;
•	information with respect to book-entry procedures, if any;
•	any material Israeli and United States federal income tax consequences;
•	the antidilution provisions of the warrants, if any; and
•	any other terms of such warrants, including terms, procedures and limitations relating to the exchange and exercise of such warrants.

Amendments and Supplements to Warrant Agreement

We and the warrant agent may amend or supplement the warrant agreement for a series of warrants without the consent of the holders of the warrants issued thereunder to effect changes that are not inconsistent with the provisions of the warrants and that do not materially and adversely affect the interests of the holders of the warrants.

DESCRIPTION OF DEBT SECURITIES

We may issue debt securities together with other securities or separately, as described in the applicable prospectus supplement, under an indenture to be entered into between Allot Communications Ltd. and the trustee identified in the applicable prospectus supplement. The terms of the debt securities will include those stated in the indenture and those made part of the indenture by reference to the Trust Indenture Act of 1939, as in effect on the date of the indenture. The indenture will be subject to and governed by the terms of the Trust Indenture Act of 1939.

We may issue the debt securities in one or more series with the same or various maturities, at par, at a premium, or at a discount. We will describe the particular terms of each series of debt securities in a prospectus supplement relating to that series, which we will file with the SEC.

The prospectus supplement will set forth, to the extent required, the following terms of the debt securities in respect of which the prospectus supplement is delivered:

•	the title of the series;
•	the aggregate principal amount;
•	the issue price or prices, expressed as a percentage of the aggregate principal amount of the debt securities;
•	any limit on the aggregate principal amount;
•	the date or dates on which principal is payable;
•	the interest rate or rates (which may be fixed or variable) or, if applicable, the method used to determine such rate or rates;
•	the date or dates from which interest, if any, will be payable and any regular record date for the interest payable;
•	the terms and conditions upon which we may, or the holders may require us to, redeem or repurchase the debt securities;
•	the denominations in which such debt securities may be issuable, if other than denomination of $1,000, or any integral multiple of that number;
•	whether the debt securities are to be issuable in the form of certificated debt securities or global debt securities;
•	the portion of principal amount that will be payable upon declaration of acceleration of the maturity date if other than the principal amount of the debt securities;
•	the currency of denomination;
•	the designation of the currency, currencies or currency units in which payment of principal and, if applicable, premium and interest, will be made;
•	if payments of principal and, if applicable, premium or interest, on the debt securities are to be made in one or more currencies or currency units other than the currency of denominations, the manner in which exchange rate with respect to such payments will be determined;
•	if amounts of principal and, if applicable, premium and interest may be determined by reference to an index based on a currency or currencies, or by reference to a commodity, commodity index, stock exchange index, or financial index, then the manner in which such amounts will be determined;
•	the provisions, if any, relating to any collateral provided for such debt securities;
•	any events of default;
•	the terms and conditions, if any, for conversion into or exchange for ordinary shares;

•	any depositaries, interest rate calculation agents, exchange rate calculation agents, or other agents; and
•	the terms and conditions, if any, upon which the debt securities shall be subordinated in right of payment to other indebtedness of Allot Communications Ltd.

One or more debt securities may be sold at a substantial discount below their stated principal amount. We may also issue debt securities in bearer form, with or without coupons. If we issue discount debt securities or debt securities in bearer form, we will describe material U.S. federal income tax considerations and other material special considerations which apply to these debt securities in the applicable prospectus supplement.

We may issue debt securities denominated in or payable in a foreign currency or currencies or a foreign currency unit or units. If we do, we will describe the restrictions, elections, and general tax considerations relating to the debt securities and the foreign currency or currencies or foreign currency unit or units in the applicable prospectus supplement.

The debt securities of a series may be issued in whole or in part in the form of one or more global securities that will be deposited with, or on behalf of, a depositary identified in the prospectus supplement. Global securities will be issued in registered form and in either temporary or definitive form. Unless and until it is exchanged in whole or in part for individual debt securities, a global security may not be transferred except as a whole by the depositary for such global security to a nominee of such depositary or by a nominee of such depositary to such depositary or another nominee of such depositary or by such depositary or any such nominee to a successor of such depositary or a nominee of such successor. The specific terms of the depositary arrangement with respect to any debt securities of a series and the rights of and limitations upon owners of beneficial interests in a global security will be described in the applicable prospectus supplement.

PLAN OF DISTRIBUTION

The securities being offered by this prospectus may be sold:

•	through agents;
•	to or through one or more underwriters on a firm commitment or agency basis;
•	through put or call option transactions relating to the securities;
•	through broker-dealers (acting as agent or principal);
•	directly to purchasers, through a specific bidding or auction process, on a negotiated basis or otherwise;
•	through any other method permitted pursuant to applicable law; or
•	through a combination of any such methods of sale.

At any time a particular offer of the securities covered by this prospectus is made, a revised prospectus or prospectus supplement, if required, will be distributed which will set forth the aggregate amount of securities covered by this prospectus being offered and the terms of the offering, including the name or names of any underwriters, dealers, brokers or agents, any discounts, commissions, concessions and other items constituting compensation from us and any discounts, commissions or concessions allowed or reallowed or paid to dealers. Such prospectus supplement, and, if necessary, a post-effective amendment to the registration statement of which this prospectus is a part, will be filed with the SEC to reflect the disclosure of additional information with respect to the distribution of the securities covered by this prospectus. In order to comply with the securities laws of certain states, if applicable, the securities sold under this prospectus may only be sold through registered or licensed broker-dealers. In addition, in some states the securities may not be sold unless they have been registered or qualified for sale in the applicable state or an exemption from registration or qualification requirements is available and is complied with.

Any public offering price and any discounts or concessions allowed or reallowed or paid to dealers may be changed from time to time. Pursuant to a requirement by the Financial Industry Regulatory Authority, which we refer to as FINRA, the maximum commission or discount to be received by any FINRA member or independent broker/dealer may not be greater than 8% of the gross proceeds received by us for the sale of any securities being registered pursuant to SEC Rule 415 under the Securities Act.

The distribution of securities may be effected from time to time in one or more transactions, including block transactions and transactions on NASDAQ or any other organized market where the securities may be traded. The securities may be sold at a fixed price or prices, which may be changed, or at market prices prevailing at the time of sale, at prices relating to the prevailing market prices or at negotiated prices. The consideration may be cash or another form negotiated by the parties. Agents, underwriters or broker-dealers may be paid compensation for offering and selling the securities. That compensation may be in the form of discounts, concessions or commissions to be received from us or from the purchasers of the securities. Any dealers and agents participating in the distribution of the securities may be deemed to be underwriters, and compensation received by them on resale of the securities may be deemed to be underwriting discounts. If any such dealers or agents were deemed to be underwriters, they may be subject to statutory liabilities under the Securities Act.

Agents may from time to time solicit offers to purchase the securities. If required, we will name in the applicable prospectus supplement any agent involved in the offer or sale of the securities and set forth any compensation payable to the agent. Unless otherwise indicated in the prospectus supplement, any agent will be acting on a best efforts basis for the period of its appointment. Any agent selling the securities covered by this prospectus may be deemed to be an underwriter, as that term is defined in the Securities Act, of the securities.

If underwriters are used in a sale, securities will be acquired by the underwriters for their own account and may be resold from time to time in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale, or under delayed delivery contracts or other contractual commitments. Securities may be offered to the public either through underwriting syndicates represented by one or more managing underwriters or directly by one or more firms acting as underwriters. If an underwriter or underwriters are used in the sale of securities, an underwriting agreement will be executed with the underwriter or underwriters, as well as any other underwriter or underwriters, with respect to a particular underwritten offering of securities, and will set forth the terms of the transactions, including compensation of the underwriters and dealers and the public offering price, if applicable. The prospectus and prospectus supplement will be used by the underwriters to resell the securities.

If a dealer is used in the sale of the securities, we, the selling shareholders or an underwriter will sell the securities to the dealer, as principal. The dealer may then resell the securities to the public at varying prices to be determined by the dealer at the time of resale. To the extent required, we will set forth in the prospectus supplement the name of the dealer and the terms of the transactions.

We or the selling shareholders may directly solicit offers to purchase the securities and may make sales of securities directly to institutional investors or others. These persons may be deemed to be underwriters within the meaning of the Securities Act with respect to any resale of the securities. To the extent required, the prospectus supplement will describe the terms of any such sales, including the terms of any bidding or auction process, if used.

Agents, underwriters and dealers may be entitled under agreements which may be entered into with us or the selling shareholders to indemnification by us against specified liabilities, including liabilities incurred under the Securities Act, or to contribution by us or the selling shareholders to payments they may be required to make in respect of such liabilities. If required, the prospectus supplement will describe the terms and conditions of the indemnification or contribution. Some of the agents, underwriters or dealers, or their affiliates may be customers of, engage in transactions with or perform services for us or our subsidiaries.

Under the securities laws of some jurisdictions, the securities offered by this prospectus may be sold in those jurisdictions only through registered or licensed brokers or dealers.

Any person participating in the distribution of securities registered under the registration statement that includes this prospectus will be subject to applicable provisions of the Exchange Act, and the applicable SEC rules and regulations, including, among others, Regulation M, which may limit the timing of purchases and sales of any of our securities by that person. Furthermore, Regulation M may restrict the ability of any person engaged in the distribution of our securities to engage in market-making activities with respect to our securities. These restrictions may affect the marketability of our securities and the ability of any person or entity to engage in market-making activities with respect to our securities.

Certain persons participating in an offering may engage in over-allotment, stabilizing transactions, short-covering transactions and penalty bids that stabilize, maintain or otherwise affect the price of the offered securities. These activities may maintain the price of the offered securities at levels above those that might otherwise prevail in the open market, including by entering stabilizing bids, effecting syndicate covering transactions or imposing penalty bids, each of which is described below.

•	A stabilizing bid means the placing of any bid, or the effecting of any purchase, for the purpose of pegging, fixing or maintaining the price of a security.
•	A syndicate covering transaction means the placing of any bid on behalf of the underwriting syndicate or the effecting of any purchase to reduce a short position created in connection with the offering.
•	A penalty bid means an arrangement that permits the managing underwriter to reclaim a selling concession from a syndicate member in connection with the offering when offered securities originally sold by the syndicate member are purchased in syndicate covering transactions.

These transactions may be effected on an exchange or automated quotation system, if the securities are listed on that exchange or admitted for trading on that automated quotation system, or in the over-the-counter market or otherwise.

If so indicated in the applicable prospectus supplement, we will authorize agents, underwriters or dealers to solicit offers from certain types of institutions to purchase offered securities from us at the public offering price set forth in such prospectus supplement pursuant to delayed delivery contracts providing for payment and delivery on a specified date in the future. Such contracts will be subject only to those conditions set forth in the prospectus supplement and the prospectus supplement will set forth the commission payable for solicitation of such contracts.

In addition, ordinary shares may be issued upon conversion of or in exchange for debt securities or other securities.

Any underwriters to whom offered securities are sold for public offering and sale may make a market in such offered securities, but such underwriters will not be obligated to do so and may discontinue any market making at any time without notice. The offered securities may or may not be listed on a national securities exchange. No assurance can be given that there will be a market for the offered securities.

Any securities that qualify for sale pursuant to Rule 144 or Regulation S under the Securities Act, may be sold under Rule 144 or Regulation S rather than pursuant to this prospectus.

To the extent that we or the selling shareholders make sales to or through one or more underwriters or agents in at-the-market offerings, we or the selling shareholders will do so pursuant to the terms of a distribution agreement between us or the selling shareholders and the underwriters or agents. If we engage in at-the-market sales pursuant to a distribution agreement, we or the selling shareholders will sell our ordinary shares to or through one or more underwriters or agents, which may act on an agency basis or on a principal basis. During the term of any such agreement, we or the selling shareholders may sell ordinary shares on a daily basis in exchange transactions or otherwise as we agree with the underwriters or agents. The distribution agreement will provide that any ordinary shares sold will be sold at prices related to the then prevailing market prices for our ordinary shares. Therefore, exact figures regarding proceeds that will be raised or commissions to be paid cannot be determined at this time and will be described in a prospectus supplement. Pursuant to the terms of the distribution agreement, we or the selling shareholders also may agree to sell, and the relevant underwriters or agents may agree to solicit offers to purchase, blocks of our ordinary shares or warrants. The terms of each such distribution agreement will be set forth in more detail in a prospectus supplement to this prospectus.

In the event that any underwriter or agent acts as principal, or broker-dealer acts as underwriter, it may engage in certain transactions that stabilize, maintain or otherwise affect the price of our securities. We will describe any such activities in the prospectus supplement relating to the transaction.

Offers to purchase the securities offered by this prospectus may be solicited, and sales of the securities may be made, by us or the selling shareholders directly to institutional investors or others, who may be deemed to be underwriters within the meaning of the Securities Act with respect to any re-sales of the securities. The terms of any offer made in this manner will be included in the prospectus supplement relating to the offer.

In connection with offerings made through underwriters or agents, we or the selling shareholders may enter into agreements with such underwriters or agents pursuant to which we receive our outstanding securities in consideration for the securities being offered to the public for cash. In connection with these arrangements, the underwriters or agents may also sell securities covered by this prospectus to hedge their positions in these outstanding securities, including in short sale transactions. If so, the underwriters or agents may use the securities received from us under these arrangements to close out any related open borrowings of securities.

We or the selling shareholders may enter into derivative transactions with third parties or sell securities not covered by this prospectus to third parties in privately negotiated transactions. If the applicable prospectus supplement indicates, in connection with those derivatives, such third parties (or affiliates of such third parties) may sell securities covered by this prospectus and the applicable prospectus supplement, including in short sale transactions. If so, such third parties (or affiliates of such third parties) may use securities pledged by us or borrowed from us or others to settle those sales or to close out any related open borrowings of shares, and may use securities received from us in settlement of those derivatives to close out any related open borrowings of shares. The third parties (or affiliates of such third parties) in such sale transactions will be underwriters and, if not identified in this prospectus, will be identified in the applicable prospectus supplement (or a post-effective amendment).

We or the selling shareholders may loan or pledge securities to a financial institution or other third party that in turn may sell the securities using this prospectus. Such financial institution or third party may transfer its short position to investors in our securities or in connection with a simultaneous offering of other securities offered by this prospectus or in connection with a simultaneous offering of other securities offered by this prospectus.

EXPENSES ASSOCIATED WITH THE REGISTRATION

The following is a statement of expenses in connection with the distribution of the securities registered. All amounts shown are estimates except the SEC registration fee. The estimates do not include expenses related to offerings of particular securities. Each prospectus supplement describing an offering of securities will reflect the estimated expenses related to the offering of securities under that prospectus supplement.

Securities and Exchange Commission registration fee	$9,275
Legal fees and expenses	15,000
Accountants’ fees and expenses	10,000
Printing fees	500
Miscellaneous	225
TOTAL	$35,000

LEGAL MATTERS

Certain legal matters with respect to Israeli law and with respect to the validity of the offered securities under Israeli law will be passed upon for us by our General Counsel, Doron Faibish, Adv. As of January 4, 2011, Mr. Faibish held options to purchase 25,532 of our ordinary shares. Certain legal matters with respect to New York law and the validity of the offered debt securities under New York law will be passed upon for us by White & Case LLP, New York, New York.

EXPERTS

The financial statements of Allot Communications Ltd. incorporated by reference in this prospectus by reference to Allot Communication Ltd.’s Annual Report (Form 20-F) for the year ended December 31, 2009 have been audited by Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, an independent registered public accounting firm, as set forth in their report therein, included therein and incorporated herein by reference. Such consolidated financial statements are incorporated by reference in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form F-3 under the Securities Act, with respect to the securities offered by this prospectus. However, as is permitted by the rules and regulations of the SEC, this prospectus, which is part of our registration statement on Form F-3, omits certain non-material information, exhibits, schedules and undertakings set forth in the registration statement. For further information about us, and the securities offered by this prospectus, please refer to the registration statement.

We are subject to the reporting requirements of the Securities Exchange Act of 1934, as amended, or the Exchange Act that are applicable to a foreign private issuer. In accordance with the Exchange Act, we file reports, including annual reports on Form 20-F by June 30 of each year. We also furnish to the SEC under cover of Form 6-K material information required to be made public in Israel, filed with and made public by any stock exchange or distributed by us to our shareholders.

The registration statement on Form F-3 of which this prospectus forms a part, including the exhibits and schedules thereto, and reports and other information filed by us with the SEC may be inspected without charge and copied at prescribed rates at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Copies of this material are also available by mail from the Public Reference Section of the SEC, at 100 F. Street, N.E., Washington D.C. 20549, at prescribed rates. The public may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers, such as us, that file electronically with the SEC (http://www.sec.gov).

As a foreign private issuer, we are exempt from the rules under the Exchange Act prescribing the furnishing and content of proxy statements to shareholders and our officers, directors and principal shareholders are exempt from the “short-swing profits” reporting and liability provisions contained in Section 16 of the Exchange Act and related Exchange Act rules.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

We file annual and special reports and other information with the Commission (File Number 001-33129). These filings contain important information which does not appear in this prospectus. The Commission allows us to “incorporate by reference” information into this prospectus, which means that we can disclose important information to you by referring you to other documents which we have filed or will file with the Commission. We are incorporating by reference in this prospectus the documents listed below and all amendments or supplements we may file to such documents, as well as any future filings we may make with the Commission on Form 20-F under the Exchange Act before the time that all of the securities offered by this prospectus have been sold or de-registered:

•	our annual report on Form 20-F for the fiscal year ended December 31, 2009;
•	our reports on Form 6-K furnished to the SEC on May 11, 2010, August 11, 2010, November 10, 2010 and December 9, 2010; and
•	the description of our ordinary shares contained in our Registration Statement on Form 8-A (Commission File No. 001-33129), filed with the SEC on November 3, 2006, including any subsequent amendment or any report filed for the purpose of updating such description.

The Form 6-K filed on December 9, 2010 referenced above contains our unaudited financial statements as of and for the nine months ended September 30, 2010.

In addition, any reports on Form 6-K submitted to the SEC by the registrant pursuant to the Exchange Act after the date of the initial registration statement and prior to effectiveness of the registration statement that we specifically identify in such forms as being incorporated by reference into the registration statement of which this prospectus forms a part and all subsequent annual reports on Form 20-F filed after the effective date of this registration statement and prior to the termination of this offering and any reports on Form 6-K subsequently submitted to the SEC or portions thereof that we specifically identify in such forms as being incorporated by reference into the registration statement of which this prospectus forms a part, shall be considered to be incorporated into this prospectus by reference and shall be considered a part of this prospectus from the date of filing or submission of such documents.

Certain statements in and portions of this prospectus update and replace information in the above listed documents incorporated by reference. Likewise, statements in or portions of a future document incorporated by reference in this prospectus may update and replace statements in and portions of this prospectus or the above listed documents.

We will provide you without charge, upon your written or oral request, a copy of any of the documents incorporated by reference in this prospectus, other than exhibits to such documents which are not specifically incorporated by reference into such documents. Please direct your written or telephone requests to Allot Communications Ltd., 22 Hanagar Street, Neve Ne’eman Industrial Zone B, Hod-Hasharon, 45240, Israel, Attn: General Counsel, telephone number +972 (9) 761-9200. You may also obtain information about us by visiting our website at www.allot.com. Information contained in our website is not part of this prospectus.

ENFORCABILITY OF CIVIL LIABILITIES

We are incorporated under the laws of the State of Israel. Service of process upon us and upon our directors and officers and the Israeli experts named in this prospectus, substantially all of whom reside outside the United States, may be difficult to obtain within the United States. Furthermore, because substantially all of our assets and substantially all of our directors and officers are located outside the United States, any judgment obtained in the United States against us or any of our directors and officers may not be collectible within the United States.

It may be difficult to assert U.S. securities law claims in original actions instituted in Israel. Israeli courts may refuse to hear a claim based on a violation of U.S. securities laws because Israel is not the most appropriate forum to bring such a claim. In addition, even if an Israeli court agrees to hear a claim, it may determine that Israeli law and not U.S. law is applicable to the claim. If U.S. law is found to be applicable, the content of applicable U.S. law must be proved as a fact which can be a time-consuming and costly process. Certain matters of procedure will also be governed by Israeli law.

Subject to specified time limitations and legal procedures, Israeli courts may enforce a United States judgment in a civil matter which, subject to certain exceptions, is non-appealable, including judgments based upon the civil liability provisions of the Securities Act and the Securities Exchange Act and including a monetary or compensatory judgment in a non-civil matter, provided that:

•	the judgments are obtained after due process before a court of competent jurisdiction, according to the laws of the state in which the judgment is given and the rules of private international law currently prevailing in Israel;
•	the prevailing law of the foreign state in which the judgments were rendered allows the enforcement of judgments of Israeli courts (however, the Israeli courts may waive this requirement following a request by the attorney general);
•	adequate service of process has been effected and the defendant has had a reasonable opportunity to be heard and to present his or her evidence;
•	the judgments are not contrary to public policy, and the enforcement of the civil liabilities set forth in the judgment does not impair the security or sovereignty of the State of Israel;
•	the judgments were not obtained by fraud and do not conflict with any other valid judgment in the same matter between the same parties;
•	an action between the same parties in the same matter is not pending in any Israeli court at the time the lawsuit is instituted in the foreign court; and
•	the obligations under the judgment are enforceable according to the laws of the State of Israel and according to the law of the foreign state in which the relief was granted.

We have irrevocably appointed Allot Communications, Inc. as our agent to receive service of process in any action against us in any United States federal or state court arising out of this offering or any purchase or sale of securities in connection with this offering.

If a foreign judgment is enforced by an Israeli court, it generally will be payable in Israeli currency, which can then be converted into non-Israeli currency and transferred out of Israel. The usual practice in an action before an Israeli court to recover an amount in a non-Israeli currency is for the Israeli court to issue a judgment for the equivalent amount in Israeli currency at the rate of exchange in force on the date of the judgment, but the judgment debtor may make payment in foreign currency. Pending collection, the amount of the judgment of an Israeli court stated in Israeli currency ordinarily will be linked to the Israeli consumer price index plus interest at the annual statutory rate set by Israeli regulations prevailing at the time. Judgment creditors must bear the risk of unfavorable exchange rates.

5,000,000 Shares

Ordinary Shares

PROSPECTUS SUPPLEMENT

BofA Merrill Lynch

Jefferies

RBC Capital Markets

Oppenheimer & Co.

Wunderlich Securities

        , 2011